   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 14, 1995

                                                  REGISTRATION NO. 33-59485
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                            DATAMETRICS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

                DELAWARE                               95-3545701
    (STATE OR OTHER JURISDICTION OF     (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
     INCORPORATION OR ORGANIZATION)

                               21135 ERWIN STREET
                        WOODLAND HILLS, CALIFORNIA 91367
                                 (818) 598-6200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                 SIDNEY E. WING
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            DATAMETRICS CORPORATION
                               21135 ERWIN STREET
                        WOODLAND HILLS, CALIFORNIA 91367
                                 (818) 598-6200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                   COPIES TO:

        THOMAS A. EDWARDS, ESQ.                   NICK E. YOCCA, ESQ.
            LATHAM & WATKINS                     MICHAEL E. FLYNN, ESQ.
       701 "B" STREET, SUITE 2100          STRADLING, YOCCA, CARLSON & RAUTH
          SAN DIEGO, CA 92101             660 NEWPORT CENTER DRIVE, SUITE 1600
             (619) 236-1234                     NEWPORT BEACH, CA 92660
                                                     (714) 725-4000

                               ----------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                               ----------------

  IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, CHECK THE FOLLOWING BOX: [_]

  IF THE REGISTRANT ELECTS TO DELIVER ITS LATEST ANNUAL REPORT TO SECURITY HOLDERS, OR A COMPLETE AND LEGIBLE FACSIMILE THEREOF, PURSUANT TO ITEM 11(a)(1) OF THIS FORM, CHECK THE FOLLOWING BOX: [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                            DATAMETRICS CORPORATION

                               ----------------

              CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                  OF INFORMATION REQUIRED BY ITEMS OF FORM S-2

                    REGISTRATION STATEMENT
                       ITEM AND HEADING                          PROSPECTUS CAPTIONS
                    ----------------------                       -------------------
 1.  Forepart of the Registration Statement and Outside
      Front Cover Page of Prospectus.....................  Forepart of the Registration
                                                            Statement and Outside Front
                                                            Cover Page of Prospectus
 2.  Inside Front and Outside Back Cover Pages of
      Prospectus.........................................  Inside Front and Outside Back
                                                            Cover Pages of Prospectus

 3.  Summary Information, Risk Factors and Ratio of
      Earnings to Fixed Charges..........................  Prospectus Summary; Risk
                                                            Factors; Selected Financial
                                                            Data
 4.  Use of Proceeds.....................................  Use of Proceeds
 5.  Determination of Offering Price.....................      *
 6.  Dilution............................................      *
 7.  Selling Security Holders............................      *
 8.  Plan of Distribution................................  Outside Front Cover Page of
                                                            Prospectus; Underwriting
 9.  Description of Securities to be Registered..........  Description of Capital Stock
10.  Interests of Named Experts and Counsel..............      *
11.  Information with Respect to the Registrant..........  Prospectus Summary; Risk
                                                            Factors; Selected Financial
                                                            Data; Management's Discussion
                                                            and Analysis of Results of
                                                            Operations and Financial
                                                            Condition; Business;
                                                            Management; Financial
                                                            Statements
12.  Incorporation of Certain Information by Reference...  Incorporation of Certain
                                                            Documents by Reference
13.  Disclosure of Commission Position on Indemnification
      for Securities Act Liabilities.....................      *

- --------
* Not Applicable.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


PROSPECTUS       SUBJECT TO COMPLETION DATED JUNE 14, 1995

                            2,000,000 SHARES

[LOGO OF DATAMETRICS CORPORATION]

                            DATAMETRICS CORPORATION

                                  COMMON STOCK

                                  -----------

  All of the shares of Common Stock offered hereby are being sold by Datametrics Corporation (the "Company"). The Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "DC." On June 12, 1995, the closing price for the Common Stock as reported on the AMEX was $9.50 per share. See "Price Range of Common Stock and Dividend Policy."

                                  -----------

  THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                       PRICE      UNDERWRITING        PROCEEDS
                                        TO        DISCOUNTS AND         TO
                                      PUBLIC      COMMISSIONS(1)     COMPANY(2)
- --------------------------------------------------------------------------------
Per Share........................  $               $                 $
- --------------------------------------------------------------------------------
Total(3).........................  $               $                 $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) The Company will sell to the Representatives of the Underwriters warrants to purchase shares of Common Stock. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $255,000 payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock on the same terms and conditions set forth above for the purpose of covering over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions, and Proceeds to Company will be $       ,
    $        and $       , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to their right to reject any order in whole or in part. It is expected that delivery of the shares will be made at the offices of Pennsylvania Merchant
Group Ltd in Radnor, Pennsylvania, on or about     , 1995.

                                  -----------

PENNSYLVANIA MERCHANT GROUP LTD                                  CRUTTENDEN ROTH
                                                      INCORPORATED

                                            , 1995.

                               ----------------

  DmC(R), LAURA(R) and CYMAX(TM) are trademarks of the Company. Adobe(R) and PostScript(R) are trademarks of Adobe Systems, Inc.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

CONCURRENT TRANSFER IMAGING TECHNOLOGY

*SPEED                                                     *AFFORDABILITY

*QUALITY                                                   *SERVICEABILITY

The Company's concurrent transfer imaging technology combines the four most important features of speed, affordability, quality and serviceability in one digital color printer. The Company believes that its soon-to-be-launched CYMax series of high-speed color printers, which are based upon CTI technology, will print cost effectively, full-color high-quality images at speeds required by short-run production printers.

SPEED

  The Datametrics CYMax color printer can print a full-color, high-quality image in less than three seconds, or twenty pages per minute. High speed translates into shorter lead times and higher volumes for short-run production printers.

AFFORDABILITY

  The Company believes that the acquisition price and the per page cost of the CYMax color printer provide a cost effective solution for short-run production printers.

QUALITY OUTPUT

  The CYMax color printer delivers a combination of high speed printing and quality color imaging. The Company's concurrent transfer imaging technology uses a ribbon-based pigment marking process that outputs consistent color, page after page. The Adobe(R) PostScript(R) Level 2 interpreter outputs a palette of brilliant colors with accurate placement of dots.

High capacity input rolls of a wide variety of paper stocks, labels or transparency materials are cut on demand and delivered to the output station, which allows the mixing of letter, legal, ledger, banners and pages of virtually any length, all in the same print job.

SERVICEABILITY

  While competing technologies require numerous replacement components, the CYMax color printer supplies consist of four easily-replaceable ribbon cartridges.


Competitive devices require complex consumable replacement.



CYMax Series                    Typical Color Laser Printers/Copiers

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless otherwise indicated, all references in this Prospectus to the "Company" include Datametrics Corporation and its divisions.

                                  THE COMPANY

  Datametrics Corporation designs, develops, manufactures and sells high-speed color printers, high-resolution non-impact printer/plotters and ruggedized computers, printers and workstations. The Company is focused on the development of high-speed color digital printers which utilize its proprietary concurrent transfer imaging ("CTI") printing process, and has recently sold a limited number of such printers to niche commercial users. The Company intends to market its CYMAX(TM) ("CYMax") series of high-speed color digital printers, based on CTI technology, to mass commercial users including short-run production printers. The Company's high-speed color digital printers have demonstrated the ability to print full-color, high-quality images on 8 1/2" X 11" pages in less than 3 seconds, or 20 color pages per minute. The Company believes that no comparably priced digital color printer currently available prints full-color, high-quality images at speeds equal to the Company's CYMax series of high-speed color digital printers.

  The Company believes that its proprietary CTI technology has numerous potential applications in the color printer market, ranging from mass commercial uses to niche applications. The Company has targeted the short-run production printer market for its initial entry into mass commercial markets. The short-run production printer market is characterized by printers whose typical print run is 2,000 documents or less, and includes franchise and independent quick print shops, in-plant printing departments, sign printers, copy shops, service bureaus and commercial printers. Industry sources estimate that in 1994 the market for short-run production color digital printers was $519 million and is expected to grow to $740 million in 1996. In addition, the total short-run production market, including color digital printers, consumables such as ribbons and ink and printer service and maintenance, is estimated to have been $1.2 billion in 1994 and is estimated to increase to $2.0 billion in 1996.

  In March 1995, the Company signed a multi-year strategic distribution agreement with the A.B.Dick Company ("A.B.Dick") for the worldwide distribution of the CYMax series color digital printers. This agreement provides A.B.Dick with exclusive rights to sell the CYMax series of high-speed color digital printers into the quick printer and commercial printer segments of the short-run production printer market, comprising about one-third of the total addressable market in potential revenues, subject to certain conditions. The A.B.Dick agreement also provides non-exclusive rights to A.B.Dick to market, sell and service the CYMax series of high-speed color digital printers into other print-for-profit market segments and also to in-plant printing facilities. A.B.Dick has a significant marketing and service presence through its direct sales force and distribution network in over 80 countries in North America, Europe, and the Pacific Rim. On May 5, 1995, A.B.Dick announced the first CYMax high-speed color digital printer to be marketed under its label at the Drupa exhibition in Dusseldorf, Germany. The Company is currently preparing beta test units for field evaluation by A.B.Dick and other select customers and anticipates that production deliveries will commence in calendar 1995.

  On May 11, 1995, the Company entered into an agreement with International Business Machines ("IBM") Corporation to provide field service for the CYMax series of high-speed color digital printers under maintenance contracts between the Company and its customers.

  In parallel with its pursuit of mass commercial markets, the Company intends to leverage its CTI technology into niche markets and applications, such as seismic data plotting, sign making, label and form printing and license plate printing. In this regard, the Company has sold color printers to Halliburton Oil Logging Services for use in the oil exploration industry and has a multi-year agreement with AZON Corporation to develop and apply CTI technology to print specialty vehicle license plates and street signs utilizing full-size adhesive color labels.

  To date, substantially all of the Company's sales have been derived from business with the U.S. Department of Defense, other U.S. government agencies and foreign military-related sales. The Company's military printers utilize thermal or electrosensitive printer technologies and have greater reliability than conventional impact printers because they are designed with high reliability components for use in adverse environmental applications. The Company manufactures both full military specification ("mil spec") and ruggedized military printers. The design and component selection allow the Company's printers to operate reliably under conditions of vibration, shock, temperature extremes, dirt and grime and nuclear radiation. Several of the Company's mil spec printers have been included in U.S. Government military peripheral standardization programs, enabling the armed services to select the Company's printers for new systems without incurring the expense of developing new printer documentation for each system. The Company is also a value-added ruggedizer of computer devices and peripherals, which are encased in shock, vibration and temperature-resistant housings, for products of equipment manufacturers such as Digital Equipment Corporation, Hewlett-Packard Company, Silicon Graphics Inc., Sun Microsystems Inc. and Cray Research.

                                  THE OFFERING

 Common Stock offered hereby (1)....... 2,000,000 shares
 Common Stock to be outstanding after
  the offering (2)..................... 11,419,460 shares
 Use of proceeds....................... To fund the development, manufacture and marketing of the Company's CYMax
                                        series high-speed color digital
                                        printers; to redeem all of the
                                        Company's outstanding shares of Series
                                        B Redeemable Preferred Stock; and for
                                        other working capital and general
                                        corporate purposes, including possible
                                        acquisitions.
 AMEX symbol........................... DC

- --------

(1) Assumes the Underwriters' over-allotment option is not exercised. See "Underwriting."

(2) Excludes 1,419,290 shares of Common Stock reserved for issuance upon exercise of outstanding stock options granted and available for grant under the Company's stock option plans, 200,000 shares of Common Stock issuable upon exercise of the Representatives' Warrants, 170,000 shares of Common Stock issuable upon exercise of certain warrants which the Company has issued and an indeterminate number of shares of Common Stock issuable upon the exercise of warrants that may be issued with respect to the Series B Redeemable Preferred Stock. See Notes 8 and 9 of Notes to Financial Statements, and "Description of Capital Stock" and "Shares Eligible for Future Sale."

                        SUMMARY SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA

                                               FISCAL YEAR ENDED                       SIX MONTHS ENDED
                          ----------------------------------------------------------- ------------------
                          OCTOBER 28, OCTOBER 27, OCTOBER 25, OCTOBER 31, OCTOBER 30, MAY 1,   APRIL 30,
                             1990        1991        1992       1993(1)      1994      1994      1995
                          ----------- ----------- ----------- ----------- ----------- -------  ---------
Sales...................    $26,536     $21,017     $22,358     $23,984     $25,211   $12,367   $ 7,348
Gross profit............      6,926       6,792       8,407       8,361       8,306     4,077     1,291
Research and development
 expenses...............        699         726       1,390       1,951       2,297       975     2,646
Selling, general and
 administrative
 expenses...............      5,255       4,731       5,069       5,547       6,254     3,528     2,806
Income (loss) from
 operations.............        972       1,335       1,948         863        (245)     (426)   (4,161)
Net income (loss)(2)....        564         675       1,337       1,483          31      (213)   (4,050)
Earnings (loss) per
 common share(3):
  Primary...............    $   .10     $   .13     $   .30     $   .26     $    --   $  (.03)  $  (.40)
  Fully diluted.........    $   .10     $   .12     $   .22     $   .23     $    --   $  (.03)  $  (.40)
Weighted average number
 of shares outstanding(3):
  Primary...............      3,616       3,664       3,769       5,458       9,067     7,682    10,186
  Fully diluted.........      5,816       5,864       5,946       6,404       9,067     7,682    10,186

BALANCE SHEET DATA

                                                                AS OF
                                                            APRIL 30, 1995
                                                          ------------------
                                                                      AS
                                                          ACTUAL  ADJUSTED(4)
                                                          ------  ----------
Working capital.........................................  $ 8,754  $22,823
Total assets............................................   15,953   30,022
Current portion of capital leases and loan obligations..      514      514
Long-term debt..........................................    1,369    1,369
Capital lease obligations (less current portion)........      117      117
Series B redeemable preferred stock.....................      939       --
Stockholders' equity....................................    9,785   24,793

- --------

(1) Includes the results of Rugged Digital from August 10, 1993, the date of acquisition by the Company. See Note 2 of Notes to Financial Statements.

(2) Net income for fiscal year 1993 includes a cumulative effect of change in accounting principle of $938,000. See Note 5 of Notes to Financial Statements.

(3) See Note 1 of Notes to Financial Statements for an explanation of the calculation of the number of shares used in computing net income per common share.

(4) Adjusted to reflect the sale of 2,000,000 shares offered hereby at an assumed public offering price of $8.25 per share and the initial application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

  In addition to the other information in this Prospectus, the following risks should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby.

LOSS IN FIRST SIX MONTHS; EXPECTED LOSS IN FISCAL YEAR 1995; IMPACT ON
LIQUIDITY

  The Company reported a net loss of $4,050,000 for the six-months ended April 30, 1995, attributable to the Company's significant investment in its commercial color printer technology and to declining defense-related sales during such period. As a result of the Company's expected continued significant investment in its high-speed color digital printer program, the Company expects to incur a substantial loss for fiscal year 1995 which it is unable to quantify at this time. In addition, the proceeds of this offering are necessary to provide the needed liquidity to maintain this expected significant level of research and development and to make anticipated production deliveries in calendar 1995. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

UNCERTAINTY OF COMMERCIAL IMPLEMENTATION OF COLOR PRINTER TECHNOLOGY

  The Company's future success depends in large part on the timely and successful development and marketing in commercial markets of products based upon the Company's proprietary high-speed color digital printer technology. Mass commercial implementation of the Company's technology remains uncertain and is subject to a number of factors including, without limitation, timely completion of the Company's product offerings, the timing of development of competing color printing technologies, the availability of adequate manufacturing capacity and distribution channels and the availability of adequate working capital to finance development, manufacture and marketing of the products. Although the Company has sold high-speed color digital printers to Halliburton Oil Logging Services for use in the oil exploration industry, the Company has not yet begun to ship CYMax series high-speed color digital printers into mass commercial markets and is currently negotiating with third party manufacturers to provide for full-scale production. There can be no assurance, however, that any such agreements will be signed or, if so, when. If the Company is unable to complete any of these efforts in a timely manner, such failure could have a material adverse effect on the timely introduction and sales of the CYMax series high-speed color digital printer into the short-run production printer markets. See "Business--High-Speed Color Digital Printer."

DEPENDENCE ON THIRD PARTY DISTRIBUTION CHANNELS TO ACCESS CERTAIN MASS COMMERCIAL PRINTER MARKETS

  Because the Company believes that time-to-market is an important factor in addressing available commercial markets, such as the short-run production printer market, its primary distribution strategy is to align itself with original equipment manufacturers ("OEMs") possessing brand name recognition and established distribution channels. Accordingly, the Company has been seeking OEM agreements to provide such distribution capabilities. In March 1995, the Company signed a multi-year agreement with A.B.Dick for the worldwide distribution of the Company's CYMax series of high-speed color digital printers. The Company has received an initial purchase order from A.B.Dick in excess of $2 million subject to the Company's ability to meet certain product specifications and other customary contractual requirements. Other than the initial purchase order, A.B.Dick is not obligated to make any further purchases under the distribution agreement, and there can be no assurance that it will do so.

  The Company is also seeking other OEM distribution alliances. There can be no assurance that the Company will be successful in securing other such alliances and, if so, what capabilities or resources any other such alliance will actually provide to the Company. Additionally, the Company is presently seeking to establish third party distribution capabilities through national and/or regional distribution networks for markets not specifically covered by OEM candidates. Such distribution channels have not yet been established. There can be no assurance that the Company will be successful in establishing such distribution channels. Accordingly, there can be no assurance that the Company will be able to successfully develop and market its CTI color printer technology in certain mass commercial markets by these strategies. See "Business--High-Speed Color Digital Printer."

COMPETITION

  The Company competes in each market it serves with numerous other companies, many of which have far greater name recognition and financial, technical, marketing and customer service resources than the Company. The principal competitive factors in the commercial markets in which the Company participates are image quality, performance and price. Competition in commercial color printing markets is intense. The commercial color printing market is addressed by numerous companies with various technologies, each with certain advantages and disadvantages in terms of image quality, print speed and price. The Company believes that its CTI technology currently has a print speed advantage over competitive products and, therefore, is well-suited to high-volume color printing/plotting. The commercial color printing market is characterized, however, by rapid technological advances and downward price pressure as competing technologies mature. The Company's principal competitors in the commercial markets include Canon, Xerox, Minolta, Ricoh, Xeikon and Indigo. Most of the Company's competitors have substantially greater financial and technical resources than the Company. In addition, competitors in the commercial color printer market are rapidly improving the quality and price of their current printers. If one or more of the Company's competitors were to introduce a printer with a significantly enhanced combination of image quality, speed and price characteristics before the Company introduced its printer, such introduction could have a material adverse effect on the Company's ability to market a printer into such markets. If such a competitor's product introduction occurred after the Company had a printer on the market, such product introduction could also have a material adverse effect on the success of the Company's printer in such markets.

  In the domestic and international defense markets, the Company's principal competitors are North Atlantic Industries, Inc., Aydin and Genesco, Inc. In addition, many airborne electronic data processing and communications prime contractors have the capability of manufacturing military and airborne products, and several such companies do presently manufacture products performing functions similar to the Company's products. In almost all cases, these companies have substantially greater financial and technological resources than the Company. In certain applications, the Company's printers are higher in price than those of its competitors, and many of its competitors have more experience in the markets for lower-cost military printers than the Company. Management believes, however, that the Company's printers usually perform at higher speed and with greater reliability in extreme environments. There can be no assurance that the Company will be able to compete effectively in either the commercial or the domestic or international defense markets for its products. See "Business--Competition."

DEPENDENCE ON DEPARTMENT OF DEFENSE CONTRACTS; DECLINING DEFENSE SALES

  The Company is currently highly dependent upon being selected to supply printers, printer/plotters, ruggedized computers or workstations by government contractors who have obtained U.S. Department of Defense ("DoD") contracts which require those products, or by the DoD itself. Accordingly, the Company is currently dependent upon continued DoD spending on programs which include its products. For the fiscal years ended October 25, 1992, October 31, 1993 and October 30, 1994, direct and indirect DoD business represented approximately 72%, 69% and 85%, respectively, of the Company's sales. Substantially all of the Company's other sales during such periods were derived from business with other U.S. government agencies and foreign military-related sales.

  Since fiscal 1989, the Company has experienced generally declining defense-related sales, principally as a result of an uncertain defense budget situation that resulted in contract awards delays and reduced military program funding. Management expects that these downward trends will continue for the foreseeable future. The market for the Company's high-end military printers has been particularly weak during this time period and is expected to continue to be weak for the foreseeable future. This environment has resulted in substantial decreases in the Company's backlog of funded orders. The Company's funded backlog related to DoD business at the end of fiscal years 1990, 1991, 1992, 1993 and 1994 was approximately $15,511,000, $10,434,000, $4,394,000,
$6,629,000 and $5,075,000, respectively. The Company's funded backlog related to DoD business at April 30, 1995 was $6,687,000.

  The Company's principal response to declining defense-related sales has been to attempt to diversify into selected commercial markets, primarily through the introduction of the CYMax series of high-speed color digital printers. There can be no assurance, however, that the Company will successfully diversify into such commercial markets, or that such diversification will offset the general decline in the company's defense-related sales.

  Companies engaged primarily in supplying equipment and services, directly or indirectly, to the United States government are subject to special risks including dependence on government appropriations, termination without cause, contract renegotiation and competition for the available DoD business. In addition, many of the Company's contracts provide for the right to audit the Company's cost records and are subject to regulations providing for contract price reductions if defective cost or pricing information was provided by the Company. See "Business--Defense Products."

DEPENDENCE ON MAJOR CUSTOMERS

  The Company's business is also substantially dependent on a relatively small number of customers and defense programs. In fiscal 1994, the Company's five largest customers in sales, Lockheed Corporation (21.6%), Raytheon Company (13.5%), Rockwell International (10.7%), Martin Marietta Corporation (10.2%) and the DoD (6.8%), accounted for an aggregate of 62.8% of total Company sales. The loss of any one of these customers could have a material adverse effect on the Company's result of operations and financial condition.

  The Company's distribution of its CYMax product line is currently substantially dependent on future sales by A.B.Dick under its worldwide distribution agreement with the Company. A.B.Dick has given the Company an initial purchase order for CYMax products, but there can be no assurance that A.B.Dick will achieve or sustain a substantial level of sales of the Company's CYMax series of high-speed color digital printers.

FLUCTUATIONS IN QUARTERLY RESULTS

  The Company's results of operations are subject to considerable fluctuations from quarter to quarter due to changes in demand for the Company's products and other factors, and there can be no assurance that the Company will be profitable in any particular quarter. Demand for the Company's products in each of the markets it serves can vary significantly from quarter to quarter due to revisions in budgets or schedules for customer projects requiring the Company's products, changes in demand for the customers' products which incorporate or utilize the Company's products and other factors beyond the Company's control. In addition, demand for products based upon the Company's CTI technology is highly uncertain given the emerging nature of the Company's technology, other competing color printer products and technologies and the commercial color printer market itself. See "Selected Financial Data" and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

TECHNOLOGICAL OBSOLESCENCE

  The markets served by the Company, particularly the commercial color printer market, are characterized by rapid technological advances, downward price pressure in the marketplace as technologies mature, changes in customer requirements and frequent new product introductions and enhancements. The Company's business requires substantial ongoing research and development efforts and expenditures, and its future success will depend on its ability to enhance its current products, reduce product costs and develop and introduce new products that keep pace with technological developments in response to evolving customer requirements. The Company's failure to anticipate or respond adequately to technological development or introduction could result in a loss of anticipated future revenues and impair the Company's competitiveness.

RISKS OF FOREIGN SALES

  The Company believes that foreign sales may represent a significant portion of the Company's future sales. Foreign sales are subject to numerous risks, including political and economic instability in foreign markets, restrictive trade policies of foreign governments, inconsistent product regulation by foreign agencies or governments, the imposition of product tariffs and the burdens of complying with a wide variety of international and U.S. export laws and differing regulatory requirements. To date, the Company's foreign sales have been transacted in U.S. dollars and many payments have been supported by letters of credit. To the extent, however, that future foreign sales are transacted in a foreign currency or not supported by a letter of credit, the Company would be subject to the risk of losses due to foreign currency fluctuations and difficulties associated with accounts receivable collection.

SOLE OR LIMITED SOURCES OF SUPPLY

  The Company relies to a substantial extent on sole suppliers to manufacture several key components for use in the CYMax series of high-speed color digital printers, including controllers, print heads and color printer ribbons. The Company's reliance on sole suppliers for key components involves several risks, including a potential inability to obtain an alternate supply of required components and supplies, and reduced control over pricing and the timing of delivery of the CYMax series high-speed color digital printers. Because the manufacture of certain of these components, including controllers, print heads and color printer ribbons, is specialized and requires long lead times, there can be no assurance that delays in the ability to timely complete production orders will not be caused by vendors. Any inability to obtain adequate deliveries, or any other circumstance that would require the Company to seek alternative sources of supply or to manufacture such components internally, could delay shipment of the Company's products, increase its cost of goods sold and have a material adverse effect on the Company's business, financial condition and results of operations. The Company is currently engaged in negotiations with other manufacturers for alternate sources of supply of print heads and color printer ribbons. There can be no assurance, however, that any agreements with such alternate supply sources will be signed or, if so, when. See "Business--Sources of Supply."

  In the military business area, the Company is generally not dependent upon any one supplier for any raw material or component which it purchases, and there are available alternative sources for such raw materials and components. The Company is currently dependent, however, on certain OEM suppliers for components used in its rugged computer devices and peripherals. The Company has year-to-year renewable supply agreements with suppliers which have been renewed in prior years. In the event any of these contracts are not renewed, however, the Company's business would be materially and adversely impacted because the Company would have to purchase similar components upon substantially less favorable terms and conditions. See "Business--Sources of Supply."

DEPENDENCE ON KEY PERSONNEL

  Management believes that the Company's success depends in part upon its ability to attract and retain highly skilled management, technical, sales and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. None of the Company's employees has an employment contract with the Company. The Company does not maintain key-man life insurance on any of its personnel (other than a key-man life insurance policy on the Company's Chairman of the Board, Garland S. White). See "Management."

LIMITED PROTECTION OF INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

  The Company regards portions of the hardware designs and operating software incorporated into its products as proprietary and attempts to protect them with a combination of patent, copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and similar means. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of the Company's products or to "reverse engineer" or otherwise obtain and use to the Company's detriment information that the Company regards as proprietary. Moreover, the laws of some foreign countries do not afford the same protection to the Company's proprietary rights as do U.S. laws. There can be no assurance, therefore, that any of these protections will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies. See "Business-- Intellectual Property Rights."

VOLATILITY OF STOCK PRICE

  The trading price of the Company's Common Stock has from time to time fluctuated widely and in the future may be subject to similar fluctuations in response to quarter-to-quarter variations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, announcements of marketing and distribution arrangements by the Company, general conditions in the industries in which the Company competes and other events or factors. In addition, in recent years broad stock market indices, in general, and the securities of technology companies, in particular, have experienced substantial price fluctuations. Such broad market fluctuations also may adversely affect the future trading price of the Common Stock. In addition, sales of substantial amounts of Common Stock in the public market following this offering could adversely affect the future trading price of the Common Stock. See "Price Range of Common Stock and Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock in the public market following this offering could adversely affect the future trading price of the Common Stock. In addition to the 2,000,000 shares of Common Stock offered hereby, all of the shares of Common Stock currently outstanding are available for immediate sale in the public market as of May 17, 1995, other than a total of 617,323 shares owned beneficially by officers and directors of the Company which would otherwise be available for immediate sale in the public market but may not be sold until 120 days after the date of this Prospectus without the prior written consent of the Underwriters under the terms of lock-up agreements described herein under "Underwriting." See also "Shares Eligible for Future Sale."

  The Company filed a "shelf" registration statement on Form S-3 on April 11, 1995 (the "Shelf Registration Statement") with the Securities and Exchange Commission (the "Commission") which registers the resale of 170,000 shares of Common Stock issuable to Cruttenden Roth Incorporated ("CRI") upon exercise of outstanding warrants to purchase Common Stock. The Company expects to issue these 170,000 shares to CRI promptly after the Shelf Registration Statement is declared effective by the Commission, which the Company expects will occur prior to the consummation of this offering. The sale of up to 2,300,000 shares of Common Stock offered hereby is not conditioned upon the consummation of the resale of 170,000 shares of Common Stock under the Shelf Registration Statement.

POSSIBLE DILUTIVE EFFECT OF OUTSTANDING OPTIONS AND WARRANTS

  As of May 17, 1995, there were 1,419,290 shares of Common Stock reserved for issuance upon exercise of outstanding stock options granted and available for grant under the Company's stock option plans. Of such reserved shares, there were 1,200,990 shares of Common Stock reserved for issuance upon the exercise of stock options outstanding under the Company's stock option plans at exercise prices ranging from $.75 to $5.75 per share, of which options to purchase 660,819 shares are currently exercisable. An additional 218,300 shares of Common Stock are reserved for issuance upon the exercise of options available for future grant under such plans. In addition, 200,000 shares of Common Stock are reserved for issuance upon the exercise of the Representatives' Warrants and 170,000 shares of Common Stock are reserved for issuance upon exercise of warrants which the Company has issued. To the extent the trading price of Common Stock at the time of exercise of any such options or warrants exceeds the exercise price, such exercise will have a dilutive effect on the Company's stockholders. See "Shares Eligible for Future Sale."

CERTAIN CHARTER AND BY-LAW PROVISIONS, AND ANTI-TAKEOVER EFFECT OF DELAWARE LAW

  The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges, including voting rights, of such shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and could be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of shares of Preferred Stock under certain circumstances could have the effect of delaying, deferring or preventing a change of control of the Company. The Company has no present plan or arrangement to issue any additional shares of Preferred Stock. Certain provisions of Delaware law could delay or inhibit a merger, tender offer or proxy contest involving the Company. See "Description of Capital Stock."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of 2,000,000 shares offered hereby, at an assumed public offering price of $8.25 per share, and after deducting underwriting discounts and commissions, and estimated offering expenses of $255,000, are estimated to be approximately $15,008,000 ($17,297,000 if the Underwriters' over-allotment option is exercised in full).

  The original holders of the Company's Series B Redeemable Preferred Stock (the "Series B Preferred Stock") are entitled to receive warrants to purchase Common Stock at an exercise price of $.50 per share if the Series B Preferred Stock remains outstanding on August 10, 1995. See "Description of Capital Stock." The Series B Preferred Stock is redeemable for cash at any time in whole or in part, at the Company's option, at a redemption price equal to 100% of the liquidation preference per share, plus all accrued and unpaid dividends thereon, if any, to the date of redemption. The Company intends to use approximately $956,000 of the net proceeds of this offering to redeem all of the outstanding shares of the Company's Series B Preferred Stock.

  The Company intends to use the balance of the net proceeds of this offering for the development, manufacture and marketing of products based upon its CTI technology. A significant portion of the proceeds will be used by the Company in connection with its ongoing investment in the CYMax high-speed color digital printer program, including expected research and development expenses for the CYMax series of high-speed color digital printers of approximately $2,000,000 in the second half of fiscal year 1995 and approximately $4,500,000 in fiscal year 1996.

  In addition, the net proceeds not so utilized will be used for the Company's other working capital needs and for general corporate purposes. The Company may also utilize a portion of the net proceeds from the offering for possible investment in or acquisition of complementary businesses, products, product development rights and technologies. The Company has no current understanding or commitment with respect to any such investment or acquisition, however, and there can be no assurance that any such investment or acquisition will become available or will be made.

  Prior to the use of the proceeds of this offering, the Company will invest such proceeds in short-term and medium-term interest-bearing instruments, such as certificates of deposit and short-term governmental obligations.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Company's Common Stock is traded on the AMEX under the symbol "DC." The following table sets forth for the fiscal periods indicated the high and low sales prices for the Common Stock as reported on the AMEX:

                                                              HIGH      LOW
                                                              ----      ---
      FISCAL YEAR ENDED OCTOBER 31, 1993
      1st Quarter............................................ $ 2 1/2   $1 1/16
      2nd Quarter............................................   2 5/8    1 1/2
      3rd Quarter............................................   1 13/16  1 1/4
      4th Quarter............................................   3 5/8    1 3/16

      FISCAL YEAR ENDED OCTOBER 30, 1994
      1st Quarter............................................ $ 4 1/8   $2 9/16
      2nd Quarter............................................   3 1/4    2 3/8
      3rd Quarter............................................   3 3/16   2 9/16
      4th Quarter............................................   5 1/4    3 7/16

      FISCAL YEAR ENDING OCTOBER 29, 1995
      1st Quarter............................................ $ 6 3/8   $3 3/4
      2nd Quarter............................................   9 1/4    5 1/8
      3rd Quarter (through June 12, 1995)....................  10 5/8     8

  For a recent last reported closing price of the Common Stock on the AMEX, see the cover page of this Prospectus. As of May 17, 1995, the Company had 894 holders of record of Common Stock.

  The Company has never paid cash dividends on its Common Stock and has no plans to pay any such dividends in the foreseeable future. In addition, the Company's bank line of credit currently prohibits the payment of dividends on the Common Stock without written permission from the bank. The Company currently intends to retain any earnings for working capital and general corporate purposes.

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company at April 30, 1995, and as adjusted to reflect the sale of 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $8.25 per share and the initial application of the net proceeds therefrom to redeem all of the outstanding shares of the Company's Series B Preferred Stock. See "Use of Proceeds."

                                                                   AS OF
                                                               APRIL 30, 1995
                                                              -----------------
                                                                          AS
                                                              ACTUAL   ADJUSTED
                                                              -------  --------
                                                               (IN THOUSANDS)
Current portion of capital lease and loan obligations........ $   514  $   514
                                                              =======  =======
Long-term debt due after one year............................ $ 1,369  $ 1,369
Capital lease obligations (less current portion).............     117      117
Series B redeemable preferred stock (1)......................     939      --
Stockholders' equity:
  Preferred stock, $.01 par value--5,000,000 shares
   authorized (1)............................................     --       --
  Common stock $.01 par value--15,000,000 shares authorized,
   9,417,582 shares issued and outstanding (11,417,582 shares
   as adjusted) (2)..........................................      94      114
  Additional paid-in capital.................................  14,813   29,801
  Accumulated deficit........................................  (5,122)  (5,122)
                                                              -------  -------
    Total stockholders' equity...............................   9,785   24,793
                                                              -------  -------
Total capitalization......................................... $12,210  $26,279
                                                              =======  =======

- --------
(1) See Note 8 of Notes to Financial Statements.

(2) Excludes 1,421,168 shares of Common Stock reserved for issuance at April 30, 1995 upon exercise of outstanding stock options granted and available for grant under the Company's stock option plans, 170,000 shares of Common Stock issuable upon exercise of warrants issued by the Company and 200,000 shares of Common Stock issuable upon exercise of the Representatives' Warrants. See Notes 8 and 9 of Notes to Financial Statements, and "Description of Capital Stock" and "Shares Eligible for Future Sale."

                            SELECTED FINANCIAL DATA

  This following selected financial data has been derived from and should be read in conjunction with the Company's audited financial statements and related notes and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included elsewhere herein. The selected financial data as of October 1990, 1991 and 1992 and for the years ended October 1990 and 1991 have been derived from financial statements not included herein. The selected statement of operations data for the six months ended May 1, 1994 and April 30, 1995 and the selected balance sheet data as of April 30, 1995 are taken or derived from the unaudited financial statements of the Company. In the opinion of management, such unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods. The results of operations for the six months ended April 30, 1995 are not necessarily indicative of the results to be expected for the fiscal year ending October 29, 1995. Amounts are in thousands, except per share data.

                                               FISCAL YEAR ENDED                       SIX MONTHS ENDED
                          ----------------------------------------------------------- ------------------
                          OCTOBER 28, OCTOBER 27, OCTOBER 25, OCTOBER 31, OCTOBER 30, MAY 1,   APRIL 30,
                             1990        1991        1992       1993(1)      1994      1994      1995
                          ----------- ----------- ----------- ----------- ----------- -------  ---------
STATEMENT OF OPERATIONS DATA
Sales...................    $26,536     $21,017     $22,358     $23,984     $25,211   $12,367    $7,348
Gross profit............      6,926       6,792       8,407       8,361       8,306     4,077     1,291
Research and development
 expenses...............        699         726       1,390       1,951       2,297       975     2,646
Selling, general and
 administrative
 expenses...............      5,255       4,731       5,069       5,547       6,254     3,528     2,806
Income (loss) from
 operations.............        972       1,335       1,948         863        (245)     (426)   (4,161)
Interest income
 (expense), net.........       (408)       (191)       (129)        (65)          2       (58)      (39)
Cumulative effect of
 change in accounting
 principle(2)...........        --          --          --          938         --        --        --
Extraordinary item,
 utilization of
 operating loss and tax
 credit carryforwards...        221         --          --          --          --        --        --
Net income (loss).......        564         675       1,337       1,483          31      (213)   (4,050)
Series A preferred stock
 dividends paid(3)......        --          385         190         114         --        --        --
Earnings (loss) per
 common share(4):
 Primary................    $   .10     $   .13     $   .30     $   .26     $   --    $  (.03)  $  (.40)
 Fully diluted..........    $   .10     $   .12     $   .22     $   .23     $   --    $  (.03)  $  (.40)
Weighted average number
 of shares
 outstanding(4):
 Primary................      3,616       3,664       3,769       5,458       9,067     7,682    10,186
 Fully diluted..........      5,816       5,864       5,946       6,404       9,067     7,682    10,186

                         OCTOBER 28, OCTOBER 27, OCTOBER 25, OCTOBER 31, OCTOBER 30, APRIL 30,
                            1990        1991        1992        1993        1994       1995
                         ----------- ----------- ----------- ----------- ----------- ---------
BALANCE SHEET DATA
Working capital.........   $2,718      $3,620      $4,856      $8,708      $12,361    $8,754
Total assets............   10,985      11,502       9,626      16,460       19,950    15,953
Note payable to bank....    1,247       1,677         460       1,150          600        --
Long-term debt (less
 current portion).......      853         307          --          --           --     1,369
Capital lease
 obligations (less
 current portion).......       --          --          33         138           32       117
Series B redeemable
 preferred stock........       --          --          --         965          940       939
Series A preferred
 stock(3)...............    2,572       2,572       2,489          --           --        --
Stockholders' equity....    4,082       4,561       5,725       8,470       13,661     9,785

- --------
(1) Includes the results of Rugged Digital from August 10, 1993, the date of acquisition by the Company. See Note 2 of Notes to Financial Statements.
(2) See Note 5 of Notes to Financial Statements.
(3) All remaining shares of Series A Preferred Stock were converted into Common Stock during fiscal 1993.
(4) See Note 1 of Notes to Financial Statements for an explanation of the calculation of the number of shares used in computing net income per common share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

  The Company designs, develops, manufactures and sells high-speed color printers, high resolution non-impact printer/plotters and ruggedized computers, printers and workstations. Historically, the Company's products have been used primarily for U.S. military applications. Over the past several years, the Company has been significantly impacted by reductions in the U.S. defense budget. In response, in fiscal 1989 the Company instituted cost containment measures, increased operating efficiencies and focused its efforts on maintaining higher margin products in its manufacturing mix and on cash generation. In addition, the Company began to initiate efforts to reduce its dependency on defense spending by applying its technology and experience to commercial, industrial and international markets. For the past four fiscal years, the Company has focused its research and development activities on commercial applications of its products and technologies, in particular the Company's proprietary, high-speed color printer technology.

  The Company's operating cycle is long term and involves various types of production contracts and varying production delivery schedules. Management believes that inflation and changing prices have not had a material effect on the Company's results of operations for the periods covered by the financial statements included herein. The contract process in which products are offered for sale is generally set before costs are incurred and the prices are based on estimates of these costs which include the anticipated impact of inflation. Accordingly, results of a particular period, or period-to-period comparisons of recorded sales and profits, may not be indicative of future operating results. The following comparative analysis should be viewed in this context.

RESULTS OF OPERATIONS

  The following table sets forth certain statement of operations data as a percentage of sales for the periods indicated:

                                 FISCAL YEAR ENDED      SIX MONTHS ENDED
                             -------------------------- -----------------
                             OCT. 25, OCT. 31, OCT. 30, MAY 1,   APR. 30,
                               1992     1993     1994    1994      1995
                             -------- -------- -------- ------   --------
Sales......................   100.0%   100.0%   100.0%  100.0%    100.0%
Cost of sales..............    62.4     65.1     67.1    67.0      82.4
                              -----    -----    -----   -----     -----
Gross profit...............    37.6     34.9     32.9    33.0      17.6
Operating expenses:
  Research and development
   expenses................     6.2      8.1      9.1     7.9      36.0
  Selling, general and
   administrative expenses.    22.7     23.1     24.8    28.5      38.2
                              -----    -----    -----   -----     -----
Income (loss) from
 operations................     8.7      3.7     (1.0)   (3.4)    (56.6)
Interest income (expense),
 net.......................    (0.6)    (0.3)     --     (0.5)     (0.5)
Amortization of excess of
 acquired net assets over
 cost......................     --       0.3      1.2     1.1       2.1
                              -----    -----    -----   -----     -----
Income (loss) before provi-
 sion for income taxes and
 cumulative effect of
 change in accounting
 principle.................     8.1      3.7      0.2    (2.8)    (55.0)
Provision (benefit) for
 income taxes..............     2.2      1.4      0.1    (1.1)      --
Cumulative effect of change
 in accounting principle...     --       3.9      --      --        --
                              -----    -----    -----   -----     -----
Net income (loss)..........     5.9%     6.2%     0.1%   (1.7)%   (55.0)%
                              =====    =====    =====   =====     =====

  Six Month Period Ended April 30, 1995 Compared To The Six Month Period Ended May 1, 1994

  Sales for the six month period ended April 30, 1995 were $7,348,000, a decrease of $5,019,000 or 41% compared to $12,367,000 for the same period the prior year. Sales from printer and workstation contracts relating to the MILSTAR program declined $4,800,000 to $1,300,000, while other defense-related workstation sales remained constant, other defense related printer sales increased $400,000 and sales to other customers declined $619,000. The MILSTAR program, which accounted for $4,600,000 in sales in the second half of fiscal 1994, is expected to account for less than $500,000 in the second half of fiscal 1995. There can be no assurance that other DoD-related sales will replace the MILSTAR program sales.

  Gross profits for the six month period ended April 30, 1995 were $1,291,000 (18% of sales), a decrease of $2,786,000 or 68% compared to $4,077,000 (33% of sales) for the same period the prior year. Gross profits as a percentage of sales were adversely impacted by the Company's product mix shifting to lower margin ruggedized products from higher margin full mil spec products and lower production levels without a corresponding reduction in expenses.

  Research and development expenses were $2,646,000 for the six month period ended April 30, 1995, an increase of $1,671,000 or 171%, compared with $975,000 for the same period the prior year. Substantially all fiscal 1995 expenditures related to the development of the Company's high-speed color digital printer products.

  Selling, general, and administrative expenses for the six month period ended April 30, 1995 were $2,806,000 (38% of sales), a decrease of $722,000 or 20%
compared with $3,528,000 (29% of sales) for the same period the prior year. This decrease was attributable to lower defense-related sales and marketing expenses, consisting primarily of reduced commissions and payroll, partially offset by increased marketing expenses for the Company's high-speed color digital printer.

  Net interest expense amounted to $39,000 for the six month period ended April 30, 1995, a net decrease of $19,000 compared with $58,000 for the same period the prior year. This decrease was due to lower borrowings and higher interest income partially offset by increased capital leases. Amortization of excess of acquired net assets over cost was $152,000 for the six month period ended April 30, 1995 compared to $141,000 for the same period last year. The amortization was a result of the acquisition of Rugged Digital in August 1993.

  The net loss for the six months ended April 30, 1995 amounted to $4,050,000, compared with a net loss of $213,000 for the same period in the prior year. This was due to a decrease in gross profit of $2,786,000, an increase in research and development costs of $1,671,000, and an increase in taxes of $132,000, the aggregate of which was partially offset by a decrease in selling, general, and administrative expenses of $722,000, a decrease in net interest expense of $19,000, and an increase in amortization of excess of acquired net assets over costs of $11,000.

  Reduced military sales during fiscal 1995, along with increased competition in the ruggedized peripheral market, increased research and development costs, and higher interest expense due to capital leases and loans are expected to result in a substantial loss for the Company in fiscal 1995.

  Fiscal Year 1994 Compared with Fiscal Year 1993

  Sales for the year ended October 30, 1994 were $25,211,000, an increase of $1,227,000 or 5.0%, compared with sales of $23,984,000 in the prior year. In fiscal 1994, decreases in nonmilitary-related sales of $1,163,000 and international military printer sales of $1,363,000 were offset by increases in printer and keyboard sales related to the DoD of $341,000 and ruggedized computer and computer workstation sales of $6,618,000, reflecting twelve months' results of such sales compared to less than three months in 1993. In addition, in fiscal 1994, the Company only recognized $233,000 in sales (0.9% of total Company sales) compared to $2,780,000 (11.6% of Company sales) in fiscal 1993 from contracts for printers and keyboards for NASA's Space Station Freedom. In November 1993, the Company's contract was terminated for convenience by McDonnell Douglas Corporation for reasons unrelated to the Company's product. The Company's backlog of funded orders not recognized as sales increased from $7,793,000 at October 31, 1993 to $10,459,000 at October 30, 1994. This increase resulted primarily from contracts with the Canadian Defense Department, partially offset by the DoD delays in contract awards and reduced funding of military programs.

  Gross profit for fiscal 1994 was $8,306,000 (32.9% of sales), a decrease of $55,000, or 0.7%, compared with $8,361,000 (34.9% of sales) for the prior year. Gross profit as a percent of sales decreased 0.8% in fiscal 1994 due to a change in product mix. The remaining 1.2% gross profit decrease was due to a cost overrun on a contract for a new black-and-white military printer.

  Research and development expenses were $2,297,000 for fiscal year 1994 compared with $1,951,000 for the prior year. This increase was due to an accelerated development schedule for the Company's high-speed color printer technology in order to shorten time-to-market. The Company expects that this development effort will cause research and development expenses to continue to increase in fiscal 1995. The research and development expenses incurred in 1994 related to development of a high-speed commercial color printer technology and product enhancements, lower-cost black-and-white printers and ruggedization of newer-model workstations. The research and development expenses incurred in fiscal 1993 related to development of a high-speed commercial color printer technology, product enhancements and lower-cost black-and-white printers.

  Selling, general and administrative expenses for fiscal 1994 were $6,254,000 (24.8% of sales) compared with $5,547,000 (23.1% of sales) for the prior year. The increase was due to increased expenses associated with marketing the Company's color printer technology.

  Net interest income amounted to $2,000 for the year ended October 30, 1994 compared with net interest expense of $65,000 for fiscal 1993. This change in interest expense was due to decreased borrowings and investment income on the proceeds of the Company's common stock offering in 1994.

  Net income for the fiscal year ended October 30, 1994 amounted to $31,000 compared with $1,483,000 for the prior year. This decrease of $1,452,000 was attributable to a decrease in gross profit of $55,000, an increase in research and development costs of $346,000, an increase in selling, general and administrative costs of $707,000 and a change in accounting principle in fiscal 1993 resulting in a $938,000 gain. These amounts were partially offset by a decrease in interest expense of $67,000, an increase in amortization of excess of acquired net assets over cost of $205,000 and a decrease in income tax expense of $322,000.

  The Company had net deferred tax assets of $559,000 at October 30, 1994. Management has determined that, based on the Company's carryback opportunities and historical and expected future earnings from recurring operations, the Company will more likely than not recognize these net deferred tax assets. Ultimate recognition of these tax assets is dependent, to some extent, on future revenue levels and margins. It is the intention of management to assess the appropriate level for the valuation allowance each quarter.

  Fiscal Year 1993 Compared with Fiscal Year 1992

  Sales for the year ended October 31, 1993 were $23,984,000, an increase of $1,626,000 or 7.3%, compared with sales of $22,358,000 in the prior year. In fiscal 1993, nonmilitary-related printer sales increased by $1,800,000, international military printer sales decreased by $600,000, printer and keyboard sales related to the U.S. Department of Defense decreased by $3,900,000, and Rugged Digital sales added $4,300,000 during the year. The decrease in DoD printer and keyboard sales in fiscal 1993 was the result of an uncertain defense budget situation that resulted in contract award delays and reduced military program funding. In addition, in fiscal 1993, the Company recognized $2,780,000 in sales (11.6% of total Company sales) from contracts for printers and keyboards for NASA's Space Station Freedom. The Company's backlog of funded orders not recognized as sales increased from $6,795,000 at October 25, 1992 to $7,793,000 at October 31, 1993. This increase resulted primarily from the DoD contracts relative to Rugged Digital business partially offset by award delays and reduced military program funding discussed above.

  Gross profit for the year ended October 31, 1993 was $8,361,000 (34.9% of sales), a decrease of $46,000 or 0.5% compared with $8,407,000 (37.6% of sales) for the prior year. Gross profit as a percent of sales decreased 1.1% in fiscal 1993 due to a change in product mix. The remaining 1.6% gross profit decrease was due to a cost overrun on a military color printer interface which may be recovered on future orders.

  Research and development expenses were $1,951,000 for fiscal year 1993 compared with $1,390,000 for the prior year. This increase was due to an accelerated development schedule for the Company's high-speed color printer technology in order to shorten time to market. The research and development expenses incurred in fiscal 1993 related to development of a high-speed commercial color printer technology, product enhancements and lower-cost black-and-white printers. The research and development expenses incurred in fiscal 1992 related to product development for high-speed commercial color printer technology and a low-cost, rugged, black-and-white printer and keyboard as well as enhancements to existing products.

  Selling, general and administrative expenses for the year ended October 31, 1993 were $5,547,000 (23.1% of sales) compared with $5,069,000 (22.7% of sales)
for the prior year. The increase was due to increased expense for marketing relating to the Company's color printer technology.

  Interest expense amounted to $65,000 for the year ended October 31, 1993 compared with $129,000 for the prior year. This reduction was due to decreased borrowings and a lower overall interest rate.

  The cumulative effect of change in accounting principle was the result of the Company's adoption, effective as of the beginning of fiscal 1993, of a new standard related to accounting for income taxes, Statement of Financial Accounting Standards No. 109 (SFAS No. 109). The effect of adopting SFAS No. 109 was a one-time benefit to income of $938,000.

  Net income for the year ended October 31, 1993 amounted to $1,483,000 compared with $1,337,000 for the prior year.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has entered into a revolving line of credit with a bank (the "Credit Agreement"). The advance rate is eighty percent (80%) of eligible accounts receivable, plus eighty percent (80%) of eligible progress billing receivables, to a maximum of the progress billing receivable sublimit, which will not exceed the lesser of ten percent (10%) of eligible accounts receivable or $500,000. The lending facility is capped at $7,000,000 and expires on March 4, 1996. The interest rate is prime plus .25%. The loan is secured by substantially all the Company's assets. As of May 17, 1995, the Company had borrowings outstanding of $1,200,000 under the Credit Agreement and remaining availability of approximately $1,000,000 under the terms of the Credit Agreement.

  The Credit Agreement requires the Company to maintain certain financial ratios and restricts or limits the Company's ability to (i) create certain liens, (ii) convey, transfer, or sell assets out of the ordinary course, (iii) incur additional indebtedness, (iv) redeem or repurchase any class of stock, and (v) pay dividends on its preferred or common stock. The Company is in compliance with all of its covenants.

  From time to time the Company receives advance payments on certain contracts. These funds may be used for working capital requirements and other general corporate purposes until needed to complete the contracts. At April 30, 1995, the Company had $24,000 of advance payments in excess of costs.

  The Company's working capital and current ratios at the end of fiscal years 1992, 1993, 1994 and the period ending April 30, 1995 were $4,856,000,
$8,708,000, $12,361,000 and $8,754,000 and 2.4, 2.6, 3.7 and 3.8 respectively.

  The Company expects to purchase approximately $1,700,000 of capital equipment (including capitalized leases) during fiscal 1995, of which $1,283,000 of such equipment had been purchased as of April 30, 1995. The Company's other principal commitments for fiscal 1995 are lease obligations for the Company's facility, operating leases, principal and interest due on equipment borrowings, redemption of the Series B Preferred Stock and interest on bank borrowings. The Company intends to use a portion of the proceeds of this offering to redeem all of the outstanding shares of its Series B Preferred Stock. See "Use of Proceeds."

  Due to the Company's significant level of research and development costs and the reduced sales and margins in its military business, the Company has experienced negative cash flow from operations of $496,000 for the first six months of fiscal year 1995. This negative cash flow from operations is expected to continue for the remainder of fiscal year 1995.

  The Company intends to fund its continued investment in its high-speed color digital printers through a public offering of common stock. The proceeds of such offering are necessary to provide the needed liquidity to maintain this expected significant level of research and development and to make anticipated production deliveries in calendar 1995. The Company intends to finance its defense-related capital requirements and other liquidity needs from the existing line of credit, capital leases and working capital. In addition, pursuant to an agreement reached in February 1995, the Company expects that in the third fiscal quarter of 1995, Cruttenden Roth Incorporated will exercise the warrants previously granted to it in connection with the Company's public offering consummated in March 1994, and the Company will receive the aggregate warrant exercise price of $535,500 in cash.

BUSINESS ENVIRONMENT

  As part of its business strategy, the Company has been investing substantial resources in developing its commercial business. Results for 1995 are expected to be impacted by continued significant investment in the Company's CYMax high-speed color digital printer program, during which time the Company expects to introduce products to the market for field evaluation. During calendar 1995, the Company expects to make initial customer deliveries and to slowly increase production, which the Company anticipates will begin generating incremental commercial revenues.

  Companies engaged in supplying equipment and services to U.S. government defense programs are subject to special risks including dependence on government appropriations, contract termination without cause, contract renegotiation, and the intense competition for the available defense business. Over the past several years, the Company has been significantly impacted by market changes in the DoD. DoD budget forecasts indicate that overall funding will continue to decrease for the foreseeable future, and the Company anticipates that the results of its military business operations will continue to be adversely affected by such decreases.

  Reduced military sales during fiscal 1995, along with increased competition in the ruggedized peripheral market, increased research and development costs, and higher interest expense due to capital leases and loans are expected to cause a substantial loss for the Company in fiscal 1995.

  Because of the foregoing, as well as other factors affecting the Company's operating results, past financial performance should not be considered to be a reliable indicator of future performance.

                                    BUSINESS

  The Company designs, develops, manufactures and sells high-speed color printers, high-resolution non-impact printer/plotters and ruggedized computers, printers and workstations. The Company is focused on the development of high-speed color digital printers which utilize its proprietary concurrent transfer imaging ("CTI") printing process and has recently sold a limited number of such printers to niche commercial users. The Company intends to market its CYMax series of high-speed color digital printers, based on CTI technology, to mass commercial users including short-run production printers. The Company's high-speed color digital printers have demonstrated the ability to print full-color, high-quality images on 8 1/2" x 11" pages in less than 3 seconds, or 20 color pages per minute. The Company believes that no comparably priced digital color printer currently available prints full-color, high-quality images at speeds equal to the Company's CYMax series of high-speed color digital printers.

  The Company believes that its proprietary CTI technology has numerous potential applications in the color printer market, ranging from mass commercial uses to niche applications. The Company has targeted the short-run production printer market for its initial entry into mass commercial markets. The short-run production printer market is characterized by printers whose typical print run is 2,000 documents or less and includes franchise and independent quick print shops, in-plant printing departments, sign printers, copy shops, service bureaus and commercial printers. In March 1995, the Company signed a multi-year strategic distribution agreement with A.B.Dick for the worldwide distribution of the CYMax series of high-speed color digital printers. The Company is currently preparing beta test units for field evaluation by A.B.Dick and other select customers and anticipates that production deliveries will commence in calendar 1995.

  The Company was incorporated in California in October 1962 and was reincorporated in Delaware in April 1987. The Company's principal executive offices are located at 21135 Erwin Street, Woodland Hills, California 91367, and its telephone number is (818) 598-6200.

COMPANY BACKGROUND

  The Company pioneered the development of high-speed, non-impact printers for tactical military applications. At present, ruggedized printers remain the Company's core product line, and the U.S. military remains its largest source of revenue. Building from this base, the Company has developed and manufactured other high-performance, high-reliability electronics communications equipment for aerospace, defense, industrial and commercial markets. The Company's current product line includes printers, printer/plotters and ruggedized computers and workstations with diverse capabilities ranging from stringent military specifications to varying commercial standards.

  Over the past several fiscal years, the Company has been significantly impacted by market changes in the DoD. DoD budget forecasts indicate that overall funding will continue to decrease for the foreseeable future. The Company's primary response to these adverse defense market conditions has been to develop and aggressively pursue opportunities for its CYMax series of high-speed color digital printers.

BUSINESS STRATEGY

  The Company's overall business strategy is to continue to aggressively pursue opportunities to apply its technology and experience to the commercial marketplace and thereby reduce its dependence on the U.S. defense industry. The key elements of the Company's business strategy include:

  Aggressively Pursue Mass Commercial Applications for CYMax High-Speed Color Digital Printers.

  The Company plans to market its CYMax high-speed color digital printers into certain mass commercial markets, such as the short-run production printer market, through its strategic distribution agreement with A.B.Dick and its pursuit of OEM and reseller distribution agreements. The benefits the Company is seeking through such agreements are a combination of established distribution channels, financial support and brand name product recognition.

  Leverage CTI Technology to Penetrate Niche Market Applications.

  The Company intends to leverage its CTI technology into niche market applications, such as seismic data plotting, sign making, label and form printing and specialty vehicle license plate printing. These niche markets are application driven and generally require a unique configuration of the printer. The Company believes that such niche market applications may help foster long term customer relationships as the products are customized with customer-funded non-recurring engineering. The Company believes that it has the financial resources and technical capabilities to manufacture and market such printer configurations for these niche markets without the assistance of strategic alliances.

  Strengthen its Manufacturing and Service Capabilities through Third Party Arrangements.

  The Company is pursuing strategic manufacturing and field service alliances. The Company believes that this strategy will allow it to increase manufacturing capacity and service capabilities, while at the same time, focusing on its core competencies in the development and marketing of technologically advanced, high-speed color digital printers. As part of this strategy, on May 11, 1995, the Company signed an agreement with IBM Corporation pursuant to which IBM Corporation will provide field maintenance services for the Company's CYMax series of high-speed color digital printers.

  Continue to Invest in Product Development.

  The Company believes that its CYMax series of high-speed color digital printers offer a superior combination of image quality, speed and price for its targeted applications. The Company plans to invest in significant ongoing product development efforts to enhance image quality, reduce product and operating costs and increase functionality and speed.

  Preserve Leading Position in Military Printer Markets and Expand Rugged Digital Operations.

  The Company traditionally has been the leading manufacturer of high end, mil spec printers. In spite of the significantly reduced market size over the past few years, the Company believes that mil spec printers will continue to be an important revenue source in the future. The Company intends to preserve a leading position in this market through early identification of programs, support of government program offices in formulating product requirements and incremental investments in research and development to develop lower cost military capable products. In addition, the Company has expanded its Rugged Digital product line of ruggedized computers and peripherals, adding equipment from several computer manufacturers in addition to its historical line of Digital Equipment Corporation hardware products. This expansion has broadened the Company's addressable defense markets and solidified its position in traditional defense markets.

HIGH-SPEED COLOR DIGITAL PRINTER

  The Company has designated its third generation high-speed color printers targeted at commercial markets as the CYMax series of high-speed color digital printers. The CYMax series of high-speed color digital printers, as well as the Company's earlier generations of high-speed color printers, incorporates the

Company's proprietary color printer technology utilizing a concurrent transfer imaging process. CTI technology utilizes a unique high-speed, high-resolution electronic print mechanism, proprietary image enhancement software algorithms, paper alignment and control, and thermal energy management systems. The CTI printing process utilized by the Company's high-speed technology has fewer moving parts than most competing technologies and, as such, is expected to be more reliable and easier to maintain. The Company has demonstrated that products based on CTI technology can print a full-color, high-quality image on an 8 1/2" x 11" page in less than three seconds, or 20 color pages printed per minute. The Company believes that its CYMax series of high-speed color digital printers will print full-color, high-quality images at a faster speed than any comparably priced digital color printer now on the market.

  The Company developed its first color printer in 1988 and shipped its first product in 1989. In 1990, the Company initiated research and development on high-speed thermal transfer printer technology. Beginning in 1991, under a contract with Halliburton Oil Logging Services ("Halliburton") the Company customized its technology to manufacture a high-speed, high-resolution color printer for oil exploration. Halliburton utilizes the printers to plot seismic sensor data on a continuous basis. Output plots are up to 400 feet long and are printed at speeds of three inches per second. In September 1993 the Company signed an OEM agreement with AZON Corporation of Johnson City, New York for development of a configuration of a high-speed color printer for printing specialty vehicle license plates. This printer will be used in a system for the State of New York which is expected to go on-line in the latter part of 1995.

  In fiscal 1994, the Company began an intensive program to develop a high-speed color digital printer for the short-run production printer market. In November 1994, the Company demonstrated a prototype of this third generation high-speed color printer, designated as the CYMax series, at the Comdex show in Las Vegas, Nevada and the XPLOR show in Phoenix, Arizona. On May 5, 1995, A.B.Dick announced the first CYMax high-speed color digital printer to be marketed under its label at the Drupa exhibition in Dusseldorf, Germany, one of the largest printing shows in the world. Held every five years, the Company believes that Drupa is attended by over 1,500 exhibiting manufacturers of printing related equipment. The Company is currently preparing beta test units for field evaluation by A.B.Dick and other select customers and anticipates that production deliveries will commence in calendar 1995.

  The Company's commercial color printer product strategy is based on providing products that offer the best combination of image quality, speed, and price (including acquisition price and operating costs) to certain target markets, including the short-run production printer market. The Company believes that no product or technology to date has offered all three of these characteristics at satisfactory levels in a single product to such target markets. The Company believes that its initial CYMax product offering, printing at a speed of 20 pages per minute, is the fastest digital color printer in the world in its price category. Based on industry data, the Company believes that the acquisition price for the initial CYMax product will be about one-half the price of competitive products that print at lower speeds than the CYMax product. The Company expects that the total operating costs of the CYMax product series will be about 60% of the operating cost of competitive printers, primarily due to the very low maintenance costs resulting from the simplicity of the CYMax design. Since CYMax will be sold into print-for-profit environments, the Company will continue to make significant research and development investments in areas that will reduce the CYMax product's operating costs, such as development of ribbon conservation techniques. The Company also plans to make significant ongoing research and development investment to enhance its image quality and to increase print speed.

  In March 1995, the Company signed a multi-year strategic distribution agreement with A.B.Dick of Niles, Illinois, for the worldwide distribution of the CYMax series high-speed color digital printers. This agreement provides A.B.Dick with exclusive rights to sell the CYMax products into the quick printer and commercial printer segments of the short-run production printer market, comprising about one-third of the total addressable market in potential revenues, subject to certain conditions. The A.B.Dick agreement also provides non-exclusive rights to A.B.Dick to market and sell the CYMax products into other print-for-profit market segments and also to in-plant printing facilities. A.B.Dick has a significant marketing and service presence through its direct sales force and distribution network in over 80 countries in North America, Europe, and the Pacific Rim. The Company is also pursuing agreements with OEMs and resellers with strengths in market segments not specifically covered by A.B.Dick.

  On May 11, 1995, the Company entered into an agreement with IBM Corporation pursuant to which IBM Corporation will provide field service for the CYMax series printers under maintenance contracts between the Company and its customers. The Company believes this alliance will enhance its competitive positioning by providing its customers with the assurance that their printers will be properly maintained by an established field service organization.

HIGH-SPEED COLOR DIGITAL PRINTER MARKETS

  Market Overview. Industry sources estimate that in 1994 the short-run production market for color printers was $519 million and is expected to grow to $740 million in 1996. In addition, the total short-run production market, including color digital printers, consumables such as ribbons and ink, and printer service and maintenance, is estimated to have been $1.2 billion in 1994 and is estimated to increase to $2.0 billion in 1996.

  Currently, the U.S. color printer market is dominated by traditional offset presses. Traditional offset presses require very long set-up times and are cost-effective only for very large print volumes, generally in excess of 5,000 document print runs. The color printer market is changing dramatically, however, with the introduction of computer-driven electronic printers. Electronic printers allow each printed page in a print run to be unique and do not have lengthy set-up procedures like traditional offset presses, allowing for color printing on demand. As a result of technological advances, the cost of printing small runs of color documents on demand is being reduced substantially. Electronic color printers currently can print short runs of 2,000 documents or less on a cost-effective basis. Based on industry data, the Company believes that print runs of 2,000 documents or less currently account for over 50% of the total number of U.S. color print runs annually. As the cost of printing small runs of color documents on demand continues to decline, the demand by consumers for short-run color printing services, and accordingly, the demand for short-run production printers, is expected to grow substantially.

  Short-Run Production Printer Market. Potential customers in this market include franchise quick-print shops, independent quick-print shops, in-plant printing departments, sign printers, copy shops, service bureaus, commercial printers and institutions. The following table shows the number of short-run production printers worldwide in 1994, and is based primarily on data compiled by selected private market research firms.

                                               NORTH AMERICA REST OF WORLD TOTAL
                                               ------------- ------------- -----
                                                 (IN THOUSANDS OF PRINTSHOPS)
      In-Plants...............................      29.0          63.5      92.5
      Sign Shops..............................      33.0          58.3      91.3
      Quick Printers..........................      25.0          53.8      78.8
      Other(1)................................      18.7          27.9      46.6
                                                   -----         -----     -----
      Total...................................     105.7         203.5     309.2
                                                   =====         =====     =====

- --------
(1) This category includes commercial printers, copy shops, service bureaus and institutions.

  The short-run production printer market has a fairly narrow range of principal suppliers and print technologies. The following table shows the principal suppliers, print technologies, printer speeds and range of suggested retail printer prices in the short-run production printer market:

                                                                       APPROXIMATE
                                                                     MANUFACTURER'S
                                                                    SUGGESTED RETAIL
SUPPLIER                  PRINT TECHNOLOGY              SPEED (PPM)       PRICE
- --------                  ----------------              ----------- -----------------
DATAMETRICS CORPORATION:
CYMax 3240                Concurrent Transfer                20          $39,000
                          Imaging Process
PRINTER/COPIER
 SUPPLIERS:
Canon CLC 700             Electrophotographic                 7          $74,000
 (simplex)(1)
Canon CLC 800             Electrophotographic                 7          $84,900
 (duplex)(1)
Xerox Majestik            Electrophotographic                 6          $67,500
Minolta CF80              Electrophotographic                 7          $77,500
Ricoh 8015                Electrophotographic                15          $88,500
DIGITAL PRESS SUPPLIERS:
Xeikon DCP-1(2)           Electrophotographic                35     $220,000-$320,000
Indigo E-Print 1000       Hybrid--Offset and Liquid Ink      33     $250,000-$420,000

- --------

(1) Marketed also under the Eastman Kodak label.

(2) Marketed also by AM Multigraphics and by Agfa-Gevaert Belgium.


  The Company believes that its CTI technology has numerous applications in the short-run production printer market. The two segments of this market that the Company has initially targeted are the print-for-profit and in-plant market segments. The Company believes that a print speed of between 15-20 color pages per minute is required in order for a printer to be effectively utilized in these two market segments. The Company believes that no printer currently being sold into these two market segments can achieve the price/performance of the Company's color printers, with the highest priced electrophotographic printers coming closest with an average print speed of up to 15 pages per minute. As such, the 20 color page per minute speed achieved by printers using the Company's CTI technology would represent a print speed advantage compared with electrophotographic printers now being sold into such market segments. Other printer products now sold into the short-run production printer market, primarily digital presses, are generally characterized by their high print speed (over 30 pages per minute) and their high acquisition cost (over $200,000 per printer). Printers based on the Company's CTI technology now have a print speed of 20 color pages per minute, but are expected to have an acquisition cost (approximately $39,000) significantly below other printers now sold into this market. The Company believes that 20 color pages per minute is sufficiently fast to operate effectively in the short-run production printer market and that this market offers an attractive opportunity for its printers on the basis of a significantly lower acquisition price alternative.

  Printer Technologies. The following table compares key aspects of the Company's CTI technology with certain competitive print technologies which the Company believes are capable of cost-effectively serving the short-run production printer market:

                                                                            APPROXIMATE
                                                              APPROXIMATE   FULL-COLOR   APPROXIMATE
                                                             MANUFACTURER'S    PAGES    AVERAGE COST
        PRINTER                                                SUGGESTED      PRINTED        PER
      TECHNOLOGY            ADVANTAGES       DISADVANTAGES    RETAIL PRICE  PER MINUTE  COLOR PAGE(1)
- -----------------------  ----------------  ----------------  -------------- ----------- -------------
DATAMETRICS TECHNOLOGY:
CONCURRENT TRANSFER      High print        Moderate image        $39,000          20      $.36-$.39
 IMAGING (paper makes    speed; Low        degradation on
 only one pass through   acquisition and   lower grades of
 four thermal heads and  maintenance       paper; Moderate
 ribbon stations)        costs; Excellent  cost/page for
                         transparencies;   low color print
                         Low cost/page     coverage
                         for high color
                         print coverage
COMPETITIVE
 TECHNOLOGIES:
ELECTROPHOTOGRAPHY (an   Minimal           High acquisition     $67,500-        6-15      $.59-$.61
 electronic image is     degradation on    and maintenance       $88,500
 produced to which       lower grades of   costs; Low print
 electrically charged    paper; Good       speed
 toner particles are     transparencies
 attracted, deposited
 on the media and fused
 to the paper through
 heat and pressure)
DIGITAL COLOR PRESS      Very high print   Very high           $220,000-       33-35      $.40-$.55
 (several technologies,  speed; Minimal    acquisition and      $420,000
 including               degradation on    maintenance
 electrophotography and  lower grades of   costs
 hybrid offset press)    paper; High
                         image/print
                         quality

- --------

(1) The approximate average cost per full-color page data shown above is based on industry data. The cost per full-color page includes all costs associated with printing including consumables, maintenance, printer amortization, labor and electricity. The cost per full-color page shown in the table is based upon 50% print coverage on the page, which the Company believes is the average color print coverage per page in the short-run production printer market. The cost per full-color page for the Company's CTI technology does not vary based on the color print coverage. For the other printer technologies shown above, the cost per full-color page is dependent upon the percentage of color print coverage on the page.

  Niche Markets. In parallel with its pursuit of distribution alliances to enter mass commercial markets, the Company intends to leverage its current CTI technology into other niche OEM markets and applications, such as seismic data plotting, sign making, label and form printing and specialty vehicle license plate printing. These niche markets are application driven and will generally require a unique configuration of the printer. As such, customer-funded non-recurring engineering may be sought to customize the product. The Company believes that it has the financial resources and technical capabilities to manufacture printers for these niche markets itself without the assistance of strategic alliances. The Company pursues these niche markets through trade show presentations, advertising and its contacts in the commercial printer industry. An example of entry into such a niche market is the Company's September 1993 agreement with AZON Corporation ("AZON"), a leading U.S. supplier of architectural and engineering drawing materials and pioneer in the coating of full-color computer aided design and graphics products. Under the terms of the agreement, the Company developed and delivered a second generation high-speed color digital printer based upon CTI technology to be used for printing a new generation of specialty vehicle license plates and street signs utilizing full-size adhesive color labels. The agreement covers research and development, non-recurring engineering expenses, production printers and consumables and has an estimated sales value in excess of $11 million if all options are exercised by AZON. There can be no assurance, however, that AZON will exercise the contract options. In addition, either party may terminate the agreement on sixty days' notice. AZON has the exclusive right to sell this specialty printer configuration in certain vertical markets. In October 1994, AZON was awarded a contract with the State of New York for a license plate system, which will utilize the Company's printers.

DEFENSE PRODUCTS

  The Company currently designs, develops, manufactures and sells mil spec and ruggedized printers and ruggedized computers and workstations for use in U.S. DoD applications. Products sold by the Company into the DoD markets can be categorized into two basic groups: military printers and ruggedized computers. For the year ended October 30, 1994, approximately 85% of the Company's revenues were derived from DoD business and included contractors with U.S. government contracts as well as the DoD itself.

  Mil spec products are designed specifically for military requirements and must meet stringent requirements for operation in adverse environments, such as shock, vibration, extreme temperatures and nuclear radiation. As such, these products are more reliable and significantly more expensive than ruggedized or commercial products. At the other end of the spectrum, commercial products, as the name implies, are designed principally for commercial applications, but in some cases are suitable for military use. These products are generally significantly less expensive than mil spec products. In a broad intermediate category are ruggedized products, which generally have been configured to operate in adverse environments but do not meet full mil spec requirements.

  Military Printers. The Company manufactures a broad range of printers which are categorized as either mil spec or ruggedized. These printers utilize thermal printing or impact printing technologies. The Company's printers are purchased and utilized by companies and organizations which manufacture, sell or use data processing or data communications systems that require "hard copy" printouts and into which the Company's products are incorporated. The Company's military printers have greater reliability than conventional commercial printers and are designed for use in severe environmental applications. The design and component selection allow the Company's printers to withstand dirt and grime, corrosion, droppage, bullets, moisture, extremes in hot and cold temperature, and in some cases, nuclear radiation. In connection with U.S. Government military peripheral standardization programs, the DoD has approved and assigned nomenclature (military identification) to standard computer peripherals for its defense systems. Several of the Company's mil spec printers have been included in this standardization program enabling the armed services to select the Company's printers for new systems without incurring the expense of developing new printer documentation for each system. The Company believes that the inclusion of the Company's mil spec printers in this standardization program influenced the selection of the Company's printers for several defense programs.

  The Company's high-resolution thermal printers utilize a thermal direct imaging method of printing. In the past, printers utilizing the thermal printing process generally could not meet the specifications required in certain rigorous environments. Due to technological improvements, thermal printers can now be built to meet the specifications required for more adverse environments while providing inherent quiet, reliable printing operation. The Company has also developed a low-cost impact printer, targeted at the low end of the environmentally severe market. This low-cost "ruggedized" product utilizes industrial (high-reliability, military rated) components, encased in a rugged case to withstand moderately severe environments.

  The Company's highest sales volume thermal printer is the DmC 1600 military printer/plotter. The DmC 1600's are used for the U.S. Navy's Tactical Flag Command Center ("TFCC"). The TFCC System provides the hard copy data utilized by the Fleet Commander when tactical decisions are required during crisis situations. The TFCC system is presently proposed for most of the Navy's nuclear super aircraft carriers, battleships and cruisers. In addition, DmC 1600's are used for the U.S. Navy standard display consoles that are utilized on virtually every fighting ship in the fleet. The DmC 1600 is qualified for the Navy's rigorous environmental standards. Special versions of the DmC 1600 thermal printer have been selected for the U.S. Army REGENCY NET secure communications systems, the U.S. Navy's on-board anti-submarine warfare training program, and the MILSTAR Communication Satellite Program, the DoD's global communications system.

  The Company has completed initial deliveries of a number of high resolution color printer/plotters, the DmC Series 1900, to the U.S. Navy. This product line utilizes the thermal transfer process to produce high- resolution, full color images on plain paper. The thermal transfer technology used with respect to the DmC Series 1900 differs from the direct imaging thermal process in that it uses plain paper and a multi-colored ribbon instead of direct imaging paper. These products provide between 40,000 and 90,000 pixels (picture elements) per square inch and up to 16,000,000 colors, shades or tones. This printer has been selected by the U.S. Navy for utilization within a number of Aegis subsystems. The military color printer market has been slow to develop, however, due to cost considerations. The Company believes that the demand for military color printers will increase if acquisition and operating costs are reduced.

  Ruggedized Computers. In August 1993, the Company consummated the acquisition of Rugged Digital Systems. See Note 2 of Notes to Financial Statements. The Rugged Digital business is now operated as a part of the Defense Business Unit of the Company. The Rugged Digital division combines environmental and mechanical engineering technology with computer technology to produce products that perform identically to commercial counterparts, but are able to operate in adverse environments. Rugged Digital offers ruggedized versions of computer devices and peripherals encased in shock, vibration and temperature resistant housing, for products of equipment manufacturers such as Digital Equipment Corporation, Hewlett-Packard Company, Silicon Graphics Inc., Sun Microsystems Inc. and Cray Research. This process often requires Rugged Digital to design and manufacture cases, controls, backplanes and power supplies. Rugged Digital's products require much shorter development and testing periods than mil spec products. As such, Rugged Digital's products allow the military to deploy rapidly state-of-the-art computer technology at a price greatly reduced from full mil spec systems. These timing and price factors are responsive to current U.S. military procurement trends.

  A substantial portion of Rugged Digital's total revenue for the past three years has been derived from an ongoing contractual effort with Lockheed Corporation to provide several suites of superminicomputers and workstations for the MILSTAR Program. Based on an ongoing contractual effort, following the acquisition by the Company, the Rugged Digital division received the production follow-on addendum for five production systems. This award was in addition to the existing cost plus fee incentive contract.

  In addition, the Company's Rugged Digital division has been bidding ruggedized workstations to the international marketplace. To date, the Rugged Digital division has sold workstations to Kawasaki Heavy Industries of Japan for the Japanese P3 maritime patrol aircraft and to Thomson CSF of France. Other significant bids have been made to potential customers in Italy (Alenia), France (Thomson CSF), Israel (Elbit), and Korea (Goldstar). Results of these bidding efforts should be known in 1995. There can be no assurance, however, that the Rugged Digital division will receive any such additional orders.

  International Military. The Company believes that international markets offer promising growth opportunities for the Company's high-end monochrome and color printers and ruggedized computers and workstations. While the U.S. military has been experiencing decreased funding over the past several years, certain other countries, principally in the Pacific Rim, have been increasing their participation in and spending for their own defense. In order to address this market, the Company has contracted with sales representatives for numerous foreign markets, including Italy, the United Kingdom, Spain, France, Australia, New Zealand, South Korea, Taiwan, Sweden and Norway. The Company also actively seeks selected opportunities to present its products at international military trade shows in order to increase its general international presence and to allow potential customers to formulate new program requirements based on the Company's products.

  Distribution and Sales. The Company distributes its defense products directly through both domestic and international sales forces. The Company employs its own direct sales force selling within North America, which is supported in certain regions by independent, commission-only sales representatives. The Company's international sales efforts are coordinated by its director of international sales, who supervises 18 independent, commission-only sales representatives in various countries throughout the world, each covering specified territories.

  In addition, the Company has sought to distribute its defense products through teaming agreements with other companies. The Company has arranged with Cray Research for Cray's sales personnel to sell the Company's ruggedized Cray computers, and has participated as a sub-contractor to GTE (the prime contractor) in the U.S. Army's Omnibus Common Hardware Systems-II Program, a multi-year program for computer peripheral hardware. The Company has also been engaged in on-going negotiations with Thomson CSF (France) to carry the Company's defense products in Thomson's international sales catalog.

RESEARCH AND DEVELOPMENT ACTIVITIES

  The Company is involved in both Company-sponsored and customer-sponsored research and development. In the latter case, customers contract directly for such activities. The customer-sponsored research and development primarily consists of non-recurring engineering costs relating to production contracts. In addition to design technology, this non-recurring engineering includes development of maintenance and operator manuals, drawings, reliability and maintainability analysis, technical design audits and data required to support field repairs. Such costs do not qualify as research and development costs as defined by Financial Accounting Standards Board Statement No. 2 and, accordingly, have not been disclosed as such in the Company's financial statements.

  The Company expended approximately $1,390,000, $1,951,000 and $2,297,000 on research and development during the fiscal years ended October 25, 1992, October 31, 1993 and October 30, 1994 respectively, and $2,646,000 during the six months ended April 30, 1995. The Company had no material backlog of commercial product orders as of October 30, 1994. The research and development expenses incurred in fiscal 1992 through 1995 related to product development for a high-speed color digital printer and a low-cost rugged black and white printer, as well as enhancements to existing products. Research and development expenses relating to the Company's high-speed color digital printer were primarily for the development of the CYMax printer and ongoing image quality improvements.

  The Company is currently negotiating with several third party manufacturers for full-scale production of the CYMax series high-speed color digital printers. Such third party manufacturing is expected to commence in early 1996. Until that time, the Company plans to manufacture the printers at its facility in

Woodland Hills, California. The Company also manufactures its mil spec and ruggedized printers and ruggedized computers and workstations at its Woodland Hills facility.

SERVICE

  In the commercial business area, the Company's strategy is to use third parties to provide field service and support. On May 11, 1995, the Company entered into an exclusive agreement with IBM Corporation to provide field service for the CYMax series high-speed color digital printers under maintenance contracts between the Company and its non-OEM or reseller customers. The agreement contains customary termination and renewal provisions. In addition, A.B.Dick has the right under its agreement with the Company to provide service and support for high-speed color digital printers sold under its label. The Company currently anticipates that A.B.Dick will offer to provide field service and support to A.B.Dick's customers.

  Pursuant to maintenance agreements, repair orders or warranty provisions, the Company generally services its military printers with its own employees at its facilities. In-house, non-warranty repairs and maintenance service provided 4.6% of the Company's sales in fiscal 1994. For both military and commercial products, the Company's standard warranty period is 90 days, although longer warranty periods are available at customer request for an additional charge.

  Sales of spare parts for the Company's products amounted to 14.2% of fiscal 1994 revenue. The Company also sells documentation, such as handbooks, operational manuals, schematics and other technical data to assist its customers in maintaining their own equipment.

BACKLOG

  The Company's backlog of funded orders not yet recognized as revenue at October 31, 1993, October 30, 1994, and April 30, 1995 was approximately $7,793,000, $10,400,000 and $13,609,000 respectively. Approximately 60% of the
October 30, 1994 backlog is expected to be delivered during the fiscal year ending October 29, 1995.

  Substantially all of the Company's backlog consists of orders which are subject to termination at the convenience of the customer at any time. In the event of such a termination, the Company is entitled to receive reimbursement for its costs and, as long as the contract would have been profitable, negotiated profit. Other than the contract with McDonnell Douglas for NASA's Space Station Freedom, in recent years the Company has experienced no significant terminations prior to completion of orders.

SOURCES OF SUPPLY

  The Company relies to a substantial extent on sole suppliers to manufacture several key components for use in the CYMax series of high-speed color digital printers, including controllers, print heads and color printer ribbons. The Company is currently engaged in negotiations with other manufacturers for alternate sources of supply of print heads and color printer ribbons. There can be no assurance, however, that any agreements with such alternate supply sources will be signed or, if so, when. The Company's reliance on sole suppliers for key components involves several risks, including a potential inability to obtain an alternate supply of required components and supplies, and reduced control over pricing and the timing of delivery of the CYMax series high-speed color digital printers. Because the manufacture of certain of these components, including controllers, print heads and color printer ribbons, is specialized and requires long lead times, there can be no assurance that delays in the ability to timely complete production orders will not be caused by vendors. Any inability to obtain adequate deliveries, or any other circumstance that would require the Company to seek alternative sources of supply or to manufacture such components internally, could delay shipment of the Company's products, increase its cost of goods sold and have a material adverse effect on the Company's business, financial condition and results of operations.

  In the military business area, the Company is generally not dependent upon any one supplier for any raw material or component which it purchases, and there are available alternative sources for such raw materials and components. The Company is currently dependent, however, on certain OEM suppliers for components used in its rugged computer devices and peripherals. The Company has year to year renewable supply agreements with suppliers which have been renewed in prior years. In the event any of these contracts are not renewed, however, the Company's business would be materially and adversely impacted because the Company would have to purchase similar components upon substantially less favorable terms and conditions. See "Risk Factors--Reliance on Certain Suppliers."

COMPETITION

  The Company competes in each of its target markets against other companies, many of which have substantially greater financial, technical, marketing, distribution and other resources than the Company. The principal competitive factors in the markets in which the Company participates are image quality, product performance and price.

  Competition in color printing markets is intense, based on product performance (principally image quality and print speed) and price. The market is addressed by numerous companies with various technologies, each with certain advantages and disadvantages in terms of image quality, print speed and price. The Company believes that its CTI technology currently has a print speed advantage over competitive products and, therefore, is well-suited to high-volume color printing/plotting. The color printing market is characterized, however, by rapid technological advances and downward price pressure as competing technologies mature. The Company's principal competitors in the commercial markets include Canon, Xerox, Minolta, Ricoh, Xeikon and Indigo. Most of the Company's competitors have substantially greater financial and technical resources than the Company. See "Risk Factors--Competition."

  In domestic and international defense markets, the Company's principal competitors are North Atlantic Industries, Inc., Aydin and Genesco, Inc. In addition, many airborne electronic data processing and communications prime contractors have the capability of manufacturing military and airborne products, and several such companies do presently manufacture products performing functions similar to the Company's products. In almost all cases, these companies have substantially greater financial and technological resources than the Company. In certain applications, the Company's printers are higher in price than those of its competitors, and many of its competitors have more experience in the markets for lower-cost military printers than the Company. Management believes, however, that the Company's printers usually perform at higher speed and with greater reliability in extreme environments.

INTELLECTUAL PROPERTY RIGHTS

  It is the Company's policy to obtain appropriate proprietary rights protection for any potentially significant new technology acquired or developed by the Company. The Company has trademark registrations covering its "DmC(R)" logo and LAURA(R), (the designation for the Company's high speed color printer/plotter) and an application pending for CYMAX(TM) (the designation for the Company's latest generation high-speed color digital printer targeted at the short-run production printing market). The Company has been granted two U.S. patents relating to its high-speed color digital printer. The Company also has 23 U.S. patent applications pending relating to its high-speed color digital printer. These two patents plus the 23 additional patent applications also have been filed in certain targeted countries covered under the Patent Cooperation Treaty ("PCT") and in Israel. There can be no assurance, however, that any patents will be granted pursuant to these various applications in the U.S. and abroad.

  In addition, the Company relies on copyright and trade secret laws to protect its proprietary rights. The Company attempts to protect its trade secrets and other proprietary information through agreements with customers and suppliers, proprietary information agreements with the Company's employees and consultants and other similar measures. There can be no assurance, however, that the Company will be successful in protecting its proprietary rights.

  While management believes that the Company's trademarks, patents, patent applications, and other proprietary know-how have significant value, changing technology makes the Company's future success dependent principally upon its employees' technical competence and creative skills for continuing innovation.

EMPLOYEES

  As of May 17, 1995, the Company employed 156 persons on a full-time basis. None of the Company's employees are represented by a union or is subject to a collective bargaining agreement. The Company believes that its relations with its employees are excellent.

GOVERNMENTAL REGULATION

  The Company's manufacturing operations are subject to various federal, state and local laws, including those restricting or regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment. The Company is not involved in any pending or threatened proceedings which would require curtailment of, or otherwise restrict, its operations because of such regulations, and compliance with applicable environmental laws has not had a material effect upon the capital expenditures, financial condition or results of operations of the Company.

PROPERTIES

  The Company's operations are conducted from a 65,000 square foot facility in Woodland Hills, California. The facility lease provides for a ten-year term through July 2004, with options for the Company to terminate the lease after eight years and to extend the lease for an additional five years. Management believes that an additional 10,000 square feet of short-term manufacturing space may be required in the near future.

LEGAL PROCEEDINGS

  There are no material legal proceedings pending against the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information with respect to the Company's directors and executive officers.


 NAME                          AGE POSITION
 ----                          --- --------
 Garland S. White               67 Chairman of the Board(1)
 Sidney E. Wing                 64 President, Chief Executive Officer and
                                    Director(3)
 John J. Van Buren              50 Senior Vice President, Chief
                                    Financial Officer and Treasurer
 Gerald A. Horwitz              59 Senior Vice President
 Carl C. Stella                 56 Senior Vice President
 Ronald N. Iversen              47 Vice President/Commercial
                                    Business Unit
 Dann V. Angeloff               59 Director(1)
 Richard A. Foster              59 Director(1)(2)
 Burton L. Kaplan               66 Director(3)
 Richard W. Muchmore            75 Director(2)
 Kenneth K. Zeiger              62 Director(2)(3)

- --------

(1) Member of Audit Committee

(2) Member of Compensation and Stock Option Committee

(3) Member of Nominating Committee

  Following is a brief biography of each of the directors and executive officers of the Company:

  Mr. White has held his present position of Chairman of the Board of Directors since March 1986. Mr. White is also the President of GW Products Management, a sole-proprietorship founded in 1990. Mr. White was Chief Executive Officer of the Company for more than five years until September 1988. Mr. White was President of the Company for more than five years until August 1986 and then became President again from January 1988 to September 1988.

  Mr. Wing was appointed to his present position in September 1988. From September 1986 to September 1988, he was President and Chief Operating Officer of Resdel Engineering Corporation in Arcadia, California. Prior to this time for more than five years, he was Vice President of Business Development with Interstate Electronics in Anaheim, California.

  Mr. Van Buren has been Vice President, Chief Financial Officer and Treasurer since April 1989. He was Controller, Electronic Instrumentation Division, Eaton Corporation from October 1986 to April 1989 and Controller, Measurement & Control Operations, Eaton Corporation from September 1985 to October 1986.

  Mr. Horwitz has been Senior Vice President of the Company since August 1990. From March 1990 to August 1990, he served as the Company's Vice President of Business Development. For more than three years prior to that time, Mr. Horwitz was Division Vice President, System Integration Division at Ultrasystem Space and Defense.

  Mr. Stella has been Senior Vice President since August 1990 and was Vice President from October 1987 to August 1990. From 1984 to October 1987, he was a manager at Trident Program Office, Ocean Technology, Inc. From 1976 to 1984, he was director of engineering, Ocean Technology Inc.

  Mr. Iversen was appointed Vice President of the Company's newly-created Commercial Products Unit in August 1993. From April 1991 to August 1993, he was the founder and President of Nugen Distribution

International. From February 1984 to March 1991, he held a number of different positions at Dataproducts Corporation, including Vice President, Marketing for the last two such years.

  Mr. Angeloff became a director of the Company in May 1993. Since 1976, he has been the president of The Angeloff Company, a corporate financial advisory firm founded by Mr. Angeloff. Mr. Angeloff is also a director of Nicholas/Applegate Growth Equity Fund, Nicholas/Applegate Investment Trust, Seda Specialty Packaging, Storage Equities, Inc. and Storage Properties, Inc.

  Mr. Foster became a director of the Company in December 1990. Mr. Foster has been an independent business consultant since August 1991. For more than five years prior to that time he was President of Interstate Electronics Corporation, Anaheim, California.

  Mr. Kaplan became a director of the Company in 1982. Mr. Kaplan was President and Chief Operating Officer of Burtree, Inc., Van Nuys, California, a privately-held manufacturer of precision machined and sheet metal fabricated components for electronics and hydraulics industries from July 1975 until his retirement on February 1986. Since February 1986, Mr. Kaplan has been a business consultant.

  Mr. Muchmore has been a director of the Company since prior to 1970. Mr. Muchmore was a Vice President and a Director of Raychem Corporation, an electronics component manufacturing business located in Menlo Park, California from February 1957 to March 1974. Mr. Muchmore has been an independent business consultant since March 1974.

  Mr. Zeiger has been a director of the Company since 1986. He was President, Chief Operating Officer and a Director of AVW Electronic System, Inc. from March 1988 to March 1991. From October 1987 until March 1988 and from March 1991 until August 1993, Mr. Zeiger was an independent business consultant. Since August 1993, Mr. Zeiger has been Chief Executive Officer of KZC Enterprises, Inc.

  Each of the Company's outside directors receives an annual retainer fee of $7,500 for services as a director, except for Mr. White who receives an annual retainer of $15,000 plus a monthly retainer fee of $1,000 for services as Chairman of the Board. In addition, outside directors (other than Mr. White) receive $800 for each in-person Board meeting and Committee meeting, together with reimbursement of out-of-pocket expenses. The Committee chairmen receive $1,600 per in-person Committee meeting. In February 1995, the Company entered into a consulting agreement with Mr. Angeloff under which he receives a $6,000 monthly retainer for service on the Board of Directors and for providing financial advisory and consulting services to the Company. The agreement provides that if Mr. Angeloff's services are requested on a capital raising or merger/acquisition assignment the Company will pay Mr. Angeloff additional monthly retainers of $10,000 or $7,500, respectively, for a minimum two month term. Mr. Angeloff receives no other fees for Board or Committee meetings.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth, as of May 10, 1995, the number and percentage ownership of the Company's Common Stock by each director of the Company and by all officers and directors of the Company as a group. To the Company's knowledge, no person or entity owns 5% or more of the Company's Common Stock. Except as otherwise indicated, and subject to applicable community property and similar laws, each of the persons named has sole voting and investment power with respect to the Common Stock shown as beneficially owned. An asterisk denotes beneficial ownership of less than 1%.

                            AMOUNT AND    PERCENTAGE
                            NATURE OF         OF
                            BENEFICIAL    OUTSTANDING
     NAME AND ADDRESS(1)    OWNERSHIP       SHARES
     -------------------    ----------    -----------
   Burton L. Kaplan........   334,254(2)      3.5%
   Garland S. White........   115,155(3)      1.2%
   Sidney E. Wing..........   172,465(4)      1.8%
   Kenneth K. Zeiger.......    25,476(5)        *
   Richard A. Foster.......    35,321(6)        *
   Richard W. Muchmore.....    11,876(7)        *
   Dann V. Angeloff........    11,254(8)        *
   All Officers and Direc-
    tors as a group (16
    persons)............... 1,171,179        12.4%

- --------
(1) The address for all persons listed is c/o the Company, 21135 Erwin Street, Woodland Hills, California 91367.

(2) Includes 11,876 shares subject to non-qualified stock options which are presently exercisable. Such options 11,250 have an exercise price of $2.875 and expire on December 16, 1998 and 626 shares have an exercise price of $5.75 and expire on December 12, 1999. Excludes 23,124 shares subject to non-qualified stock options which are not presently exercisable. Of such options, 18,750 have an exercise price of $2.875 and expire on December 16, 1998 and 4,374 shares have an exercise price of $5.75 and expire on December 12, 1999.

(3) Includes 13,446 shares subject to non-qualified stock options which are presently exercisable. Of such options, 1,570 have an exercise price of $1.375 and expire on August 13, 2001, 11,250 have an exercise price of $2.875 and expire on December 16, 1998, and 626 have an exercise price of $5.75 and expire on December 12, 1999. Excludes 24,679 shares subject to non-qualified stock options which are not presently exercisable. Of such options, 1,555 have an exercise price of $1.375 and expire on August 13, 2001, 18,750 have an exercise price of $2.875 and expire on December 16, 1998 and 4,374 have an exercise price of $5.75 and expire on December 12, 1999.

(4) Includes 170,000 shares subject to incentive stock options which are presently exercisable. Of such options, 150,000 have an exercise price of $1.25 and expire on September 5, 1998, 18,750 have an exercise price of $3.25 and expire on October 27, 1998, and 1,250 have an exercise price of $5.75 and expire on February 22, 2000. Excludes 50,000 shares subject to incentive stock options which are not presently exercisable. Of such options, 31,250 options have an exercise price of $3.25 and expire on October 27, 1998 and 18,750 have an exercise price of $5.75 and expire on February 22, 2000.

(5) Includes 11,876 shares subject to non-qualified stock options which are presently exercisable. Of such options, 11,250 have an exercise price of $2.875 and expire on December 16, 1998 and 626 have an exercise price of $5.75 and expire on December 12, 1999. Excludes 23,124 shares subject to non-qualified stock options which are not presently exercisable. Of such options, 18,750 have an exercise price of $2.875 and expire on December 16, 1998 and 4,374 have an exercise price of $5.75 and expire on December 12, 1999.

(6) Includes 35,321 shares subject to non-qualified stock options which are presently exercisable. Of such options, 23,445 have an exercise price of $1.375 and expire on August 13, 2001, 11,250 have an exercise price of $2.875 and expire on December 16, 1998, and 626 have an exercise price of $5.75 and expire on

    December 12, 1999. Excludes 24,679 shares subject to non-qualified stock options which are not presently exercisable. Of such options, 1,555 have an exercise price of $1.375 and expire on August 13, 2001, 18,750 have an exercise price of $2.875 and expire on December 16, 1998 and 4,374 have an exercise price of $5.75 and expire on December 12, 1999.

(7) Includes 11,876 shares subject to non-qualified stock options which are presently exercisable. Of such options, 11,250 have an exercise price of $2.875 and expire on December 16, 1998 and 626 have an exercise price of $5.75 and expire on December 12, 1999. Excludes 23,124 shares subject to non-qualified stock options which are not presently exercisable. Of such options, 18,750 have an exercise price of $2.875 and expire on December 16, 1998 and 4,374 have an exercise price of $5.75 and expire on December 12, 1999.

(8) Includes 6,254 shares subject to non-qualified stock options which are presently exercisable. Of such options, 5,628 have an exercise price of $2.875 and expire on December 16, 1998 and 626 have an exercise price of $5.75 and expire on December 12, 1999. Excludes 13,746 shares subject to non-qualified stock options which are not presently exercisable. Of such options, 9,372 have an exercise price of $2.875 and expire on December 16, 1998 and 4,374 have an exercise price of $5.75 and expire on December 12, 1999.

                          DESCRIPTION OF CAPITAL STOCK

  The Company is authorized to issue 15,000,000 shares of Common Stock, $.01 par value, of which 9,417,582 are issued and outstanding, and 5,000,000 shares of Preferred Stock, $.01 par value, of which 615,000 have been designated as Series B Preferred Stock, of which 545,950 are issued and outstanding as of May 17, 1995.

PREFERRED STOCK

  The Board of Directors is authorized, without further action by the stockholders, to issue from time to time shares of Preferred Stock in one or more classes or series and to fix the designations, voting rights, liquidation preferences, dividend rights, conversion rights, rights and terms of redemption (including sinking fund provisions) and certain other rights and preferences of the Preferred Stock. The issuance of shares of Preferred Stock under certain circumstances could adversely affect the voting power of the holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company. In connection with the acquisition of Rugged Digital, the Company issued 613,110 shares of Series B Preferred Stock to holders of Rugged Digital subordinated debt, of which 545,950 are presently issued and outstanding. Series B Preferred Stock ranks senior to the Common Stock and subordinate to all indebtedness of the Company. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the Series B Preferred Stock will be entitled to receive an aggregate liquidation preference of $955,413 ($1.75 per share) over the Common Stock. The Series B Preferred Stock is redeemable for cash at any time in whole or in part, at the Company's option, at a redemption price equal to 100% of the liquidation preference per share ($1.75 per share). The Company intends to use a portion of the proceeds of this offering to effect the redemption of all of the Series B Preferred Stock. See "Use of Proceeds."

  Pursuant to the agreements under which the Series B Preferred Stock was issued, the original holders of the Series B Preferred Stock have a contractual right to receive warrants to purchase Common Stock (the "Warrants") in the event that the Series B Preferred Stock remains outstanding on August 10, 1995. Each original holder of Series B Preferred Stock who owns shares of Series B Preferred Stock on such date (the "Warrant Issuance Date") shall receive a Warrant to purchase that number of shares of Common Stock (rounded to the nearest whole share) equal to the product of (1) a fraction, the numerator of which is 200,000 and the denominator of which is 613,110, the aggregate number of shares of Series B Preferred Stock issued in connection with the merger with Rugged Digital, and (2) the number of shares of Series B Preferred Stock held by such holder on the Warrant Issuance Date. In addition, as long as any shares of Series B Preferred Stock are outstanding, every three months following the Warrant Issuance Date (each, a "Subsequent Issuance Date"), the Company shall issue and deliver to each of the original holders who owns shares of Series B Preferred Stock a warrant to purchase that number of shares of Common Stock (rounded to the nearest whole share) equal to the product of (1) a fraction, the numerator of which is 25,000 and the denominator of which is 613,110, and
(2) the number of shares of Series B Preferred Stock held by such holder on the Subsequent Issuance Date. Each Warrant provides that the exercise price for each share of Common Stock covered thereby is $.50, and that it is exercisable for a period from issuance through 30 days after the date on which no shares of Series B Preferred Stock remain outstanding. The Warrant rights apply only to shares of Series B Preferred Stock that are outstanding as of the Warrant Issuance Date or a Subsequent Issuance Date, as the case may be, and no such rights accrue with respect to shares of Series B Preferred Stock which are redeemed or which otherwise cease to be outstanding prior to any such date. The rights arising under the Warrants are personal to each original holder and may not be sold, assigned or otherwise transferred, by operation of law or otherwise, to any other person or entity. Because the Company has the right to redeem the Series B Preferred Stock at any time at the liquidation preference, the Company does not anticipate that it will ever issue any Warrants.

  As of the date of this Prospectus, the Company has no plan or arrangement for the issuance of any additional shares of Preferred Stock.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share on all matters voted on by stockholders, and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any other series or class of the Common Stock or series of the Preferred Stock, holders of such shares will exclusively possess all voting power. The Restated Certificate of Incorporation of the Company does not provide for cumulative voting for the election of directors. Subject to any preferential rights of any other outstanding shares of the Preferred Stock designated by the Board of Directors from time to time, when and as dividends or other distributions are declared, whether payable in cash, in property or in securities of the Company, the holders of shares of Common Stock will be entitled to share equally, share for share, in such dividends or other distributions. The Common Stock has no preemptive rights and no redemption, sinking fund or conversion provisions. All shares of Common Stock are fully paid and nonassessable. As of May 17, 1995 there were 894 holders of the Company's Common Stock.

CERTAIN CHARTER PROVISIONS

  The Company's Restated Certificate of Incorporation eliminates, to the fullest extent permitted by law, the liability of its directors to the Company and its stockholders for monetary damages for breach of the directors' fiduciary duty. This provision is intended to afford the Company's directors the benefit of the Delaware General Corporation Law, which provides that directors of Delaware corporations may be relieved of monetary liability for breach of their fiduciary duty of care, except under certain circumstances involving breach of a director's duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law or any transaction from which the director derived an improper personal benefit.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

  The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which restricts certain transactions and business combinations between a corporation and an "Interested Stockholder" owning 15% or more of the corporation's outstanding voting stock for a period of three years from the date the stockholder becomes an Interested Stockholder. Subject to certain exceptions, unless the transaction is approved by the Board of Directors and the holders of at least 66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the Interested Stockholder), Section 203 prohibits significant business transactions such as a merger with, disposition of assets to or receipt of disproportionate financial benefits by the Interested Stockholder, or any other transaction that would increase the Interested Stockholder's proportionate ownership of any class or series of the corporation's stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an Interested Stockholder, the Interested Stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain stock plans).

REGISTRAR AND TRANSFER AGENT

  The Transfer Agent and Registrar for the Common Stock is Chemical Trust Company of California. Its telephone number is (213) 621-8000.

                        SHARES ELIGIBLE FOR FUTURE SALE

  As of May 17, 1995, 1,419,290 shares of Common Stock were reserved for issuance upon exercise of stock options which remained outstanding or available for grant under the stock option plans of the Company. Of the authorized but unissued shares of Common Stock, as of May 17, 1995, an aggregate of 10,500 shares were reserved for issuance upon exercise of stock options available for grant under the Company's 1993 Stock Option Plan, 205,000 shares were reserved for issuance upon exercise of stock options available for grant under the 1993 Directors' Stock Option Plan and 2,800 shares were reserved for issuance upon exercise of stock options available for grant under the Company's 1986 Stock Option Plan.

  As of May 17, 1995, 170,000 shares of Common Stock were reserved for issuance upon exercise of outstanding warrants to purchase Common Stock issued to Cruttenden Roth Incorporated. The Company has entered into a Letter Agreement dated February 17, 1995, as amended (the "Letter Agreement"), with Cruttenden Roth Incorporated pursuant to which Cruttenden Roth Incorporated has agreed to exercise its 170,000 warrants at an exercise price of $3.15 per share. The Company filed a "shelf" registration statement on Form S-3 (the "Shelf Registration Statement") on April 11, 1995 with the Securities and Exchange Commission which registers the resale of these 170,000 shares. The Company anticipates closing this transaction with Cruttenden Roth Incorporated promptly after the Shelf Registration Statement is declared effective by the Securities and Exchange Commission which the Company expects will be prior to the consummation of this offering. The sale of up 2,300,000 shares of Common Stock offered hereby is not conditioned upon the consummation of the resale of 170,000 shares of Common Stock under the Shelf Registration Statement.

  Upon completion of the sale of 2,000,000 shares of Common Stock offered hereby, the Company will have 11,419,460 shares of Common Stock outstanding, assuming no exercise of options outstanding under the Company's stock option plans after May 17, 1995 and no other changes in the Company's outstanding shares. All of these shares will be available for immediate sale in the public market, other than a total of 617,323 shares held by officers and directors that may not be sold for 120 days after the date of this Prospectus without the Representatives' prior written consent under the terms of lock-up agreements.

                                  UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters") have severally agreed to purchase from the Company the numbers of shares of Common Stock set forth opposite their respective names in the table below:

                                                                NUMBER OF SHARES
      UNDERWRITERS                                              OF COMMON STOCK
      ------------                                              ----------------
      Pennsylvania Merchant Group Ltd .........................
      Cruttenden Roth Incorporated.............................
                                                                   ---------
                                                                   2,000,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent. The nature of the Underwriters' obligation is that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

  The Company has been advised by the Underwriters, for whom Pennsylvania Merchant Group Ltd ("PMG") and Cruttenden Roth Incorporated ("CRI") are acting as Representatives (the "Representatives"), that the Underwriters propose initially to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers (which may include Underwriters) at such public offering price
less a concession not to exceed $    per share. The Underwriters may allow, and
such dealers may reallow, a discount not to exceed $    per share in sales to
certain other dealers. After the offering to the public, the public offering price and concessions and discounts may be changed by the Representatives of the Underwriters.

  The Company granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to an additional 300,000 shares of Common Stock, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the table above bears to the number of shares of Common Stock offered hereby, and the Company will be obligated pursuant to the option to sell such shares to the Underwriters. The Underwriters may exercise the option only for the purposes of covering over-allotments, if any, made in connection with the distribution of the shares of Common Stock to the public.

  The Representatives of the Underwriters have informed the Company that the Underwriters do not intend to confirm sales of shares of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  All of the Company's current directors and officers, who will own an aggregate of 617,323 shares of Common Stock upon the completion of this offering, have agreed not to sell, offer to sell, contract to sell or otherwise dispose of any of their shares of Common Stock or any other security convertible into or exchangeable for, or options or warrants to purchase or acquire, shares of Common Stock without the prior written consent of PMG for a period of 120 days after the date of this Prospectus. See "Shares Eligible for Future Sale." In addition, the Company has agreed not to sell, issue, contract to sell, offer to sell or otherwise dispose of any shares of Common Stock or any other security convertible into or exchangeable for shares of Common Stock without the prior written consent of PMG during the same period.

  The Company has agreed to sell to the Representatives, for nominal consideration, warrants to purchase 200,000 shares of Common Stock. The
warrants will have an exercise price per share equal to $        (120% of the
public offering price), be exercisable beginning on the first anniversary of the date of this Prospectus for a period of four years thereafter, and contain certain anti-dilution, registration rights and exercise provisions. Until the first anniversary of the date of this Prospectus, the warrants may not be sold, transferred, assigned or hypothecated, except to the Underwriters or certain dealers, or their officers, directors or partners, subject to certain conditions.

  CRI acted as the representative of the several underwriters in connection with the sale to the public by the Company of 2,300,000 shares of Common Stock which was consummated on March 23, 1994. In connection with such distribution, CRI received warrants to purchase 170,000 shares of Common Stock at an exercise price of $3.15 per share. These warrants became exercisable on March 23, 1995 and remain exercisable for a period of four years thereafter. Pursuant to the terms of the Letter Agreement, CRI has agreed to exercise all of such warrants and resell all shares of Common Stock underlying such warrants as soon as practicable after effectiveness of the Shelf Registration Statement. The sale of up to 2,300,000 shares of Common Stock offered hereby is not conditioned upon the consummation of the resale of 170,000 shares of Common Stock under the Shelf Registration Statement. See "Shares Eligible for Future Sale."

                                 LEGAL MATTERS

  The legality of the Common Stock offered hereby will be passed upon for the Company by Latham & Watkins, San Diego, California. Certain legal matters will be passed upon for the Underwriters by Stradling, Yocca, Carlson & Rauth, Newport Beach, California.

                                    EXPERTS

  The financial statements of the Company as of October 31, 1993 and October 30, 1994 and for each of the three years in the period ended October 30, 1994 appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included or incorporated by reference herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), a registration statement on Form S-2 under the Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference to subject exhibit.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith, files reports, proxy or information statements, and other information with the Commission. Such reports, proxy statements and other information, as well as the Registration Statement of which the Prospectus is a part and the exhibits and schedules thereto, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Offices: 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, by mail at prescribed rates. The Common Stock is traded on the AMEX, and the Company's reports, proxy or information statements and other information filed with the AMEX may be inspected at the AMEX's offices at 86 Trinity Place, New York, New York 10006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's Annual Report on Form 10-K for the year ended October 30, 1994, Annual Report on Form 10-K/A for the year ended October 30, 1994, Quarterly Report on Form 10-Q for the quarter ended January 29, 1995, Quarterly Report on Form 10-Q/A for the quarter ended January 29, 1995 and Quarterly Report on Form 10-Q for the quarter ended April 30, 1995, which have been filed by the Company with the Commission, are incorporated by reference in this Prospectus.

  Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the document). Requests for copies should be directed to John J. Van Buren, Senior Vice President and Chief Financial Officer, Datametrics Corporation, 21135 Erwin Street, Woodland Hills, California 91367, telephone (818) 598-6200.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
  Report of Ernst & Young LLP, Independent Auditors.......................  F-2
  Balance Sheets as of October 30, 1994 and October 31, 1993..............  F-3
  Statements of Operations for the years ended October 30, 1994, October
   31, 1993 and October 25, 1992..........................................  F-4
  Statements of Stockholders' Equity for the years ended October 30, 1994,
   October 31, 1993 and October 25, 1992..................................  F-5
  Statements of Cash Flows for the years ended October 30, 1994, October
   31, 1993 and October 25, 1992..........................................  F-6
  Notes to Financial Statements...........................................  F-7
  Unaudited Balance Sheet as of April 30, 1995 and Balance Sheet as of
   October 30, 1994....................................................... F-16
  Unaudited Statements of Operations for the six months ended April 30,
   1995 and May 1, 1994................................................... F-17
  Unaudited Statements of Cash Flows for the six months ended April 30,
   1995 and May 1, 1994................................................... F-18
  Notes to Unaudited Financial Statements................................. F-19

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Datametrics Corporation

  We have audited the accompanying balance sheets of Datametrics Corporation as of October 30, 1994 and October 31, 1993, and the related statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended October 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Datametrics Corporation at October 30, 1994 and October 31, 1993 and the results of its operations and its cash flows for each of the three fiscal years in the period ended October 30, 1994, in conformity with generally accepted accounting principles.

  As discussed in Note 5 to the financial statements, effective October 26, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

                                          Ernst & Young LLP

Woodland Hills, California
December 9, 1994, except
for the fourth paragraph of Note 6,
as to which the date is
December 23, 1994

                            DATAMETRICS CORPORATION

                                 BALANCE SHEETS

                                                        OCTOBER 30, OCTOBER 31,
                                                           1994        1993
                                                        ----------- -----------
                                                            (IN THOUSANDS)
                        ASSETS
Current assets:
  Cash and cash equivalents............................   $   988     $   199
  Accounts receivable..................................     8,730       8,491
  Inventory............................................     6,038       5,043
  Income taxes receivable..............................       325         --
  Prepaid expenses.....................................       267          53
  Deferred tax asset...................................       571         529
                                                          -------     -------
    Total current assets...............................    16,919      14,315
                                                          -------     -------
Property and equipment, at cost:
  Machinery and equipment..............................     3,710       3,366
  Furniture, fixtures & computer equipment.............     2,172       1,491
  Leasehold improvements...............................       363         433
                                                          -------     -------
                                                            6,245       5,290
  Accumulated depreciation and amortization............    (3,970)     (4,351)
                                                          -------     -------
  Net property and equipment...........................     2,275         939
Deferred tax asset.....................................        64         507
Other assets...........................................       692         699
                                                          -------     -------
                                                          $19,950     $16,460
                                                          =======     =======
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Note payable to bank.................................   $   600     $ 1,150
  Accounts payable.....................................     1,917       2,668
  Accrued commissions and payroll......................       845       1,079
  Accrued warranty.....................................       182         272
  Other accrued liabilities............................       368         303
  Advance payments and progress payments on contracts..       538          11
  Current portion of capital lease obligations.........       108         124
                                                          -------     -------
    Total current liabilities..........................     4,558       5,607
Capital lease obligations..............................        32         138
Other long-term liabilities............................       150         330
Deferred tax liability.................................        76         --
Excess of acquired net assets over cost................       533         950
Series B redeemable preferred stock 613,110 shares
 authorized, 564,556 shares issued and outstanding in
 1994 (613,110 in 1993) (liquidation preference and
 redemption price $988 in 1994 and $1,073 in 1993).....       940         965
Commitments and contingencies
Stockholders' equity:
  Common stock, $.01 par value--15,000,000 shares
   authorized, 9,258,452 shares issued and outstanding
   in 1994 (6,896,922 in 1993).........................        93          69
  Additional paid-in capital...........................    14,608       9,412
  Accumulated deficit..................................    (1,040)     (1,011)
                                                          -------     -------
    Total stockholders' equity.........................    13,661       8,470
                                                          -------     -------
                                                          $19,950     $16,460
                                                          =======     =======

                            See accompanying notes.

                            DATAMETRICS CORPORATION

                            STATEMENTS OF OPERATIONS

                                           FISCAL YEARS ENDED
                                 --------------------------------------------
                                 OCTOBER 30,     OCTOBER 31,     OCTOBER 25,
                                     1994            1993            1992
                                 ------------    ------------    ------------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales..........................    $     25,211    $     23,984    $     22,358
  Cost of sales................          16,905          15,623          13,951
                                   ------------    ------------    ------------
    Gross profit...............           8,306           8,361           8,407
Operating expenses:
  Research & development.......           2,297           1,951           1,390
  Selling, general &
   administrative..............           6,254           5,547           5,069
                                   ------------    ------------    ------------
                                          8,551           7,498           6,459
                                   ------------    ------------    ------------
    Income (loss) from
     operations................            (245)            863           1,948
Interest income (expense), net.               2             (65)           (129)
Amortization of excess of
 acquired net assets over cost.             293              88             --
                                   ------------    ------------    ------------
Income before provision for
 income taxes and cumulative
 effect of change in accounting
 principle.....................              50             886           1,819
Provision for income taxes.....              19             341             482
                                   ------------    ------------    ------------
Income before cumulative effect
 of change in accounting
 principle.....................              31             545           1,337
Cumulative effect of change in
 accounting principle..........             --              938             --
                                   ------------    ------------    ------------
  Net income...................              31           1,483           1,337
Preferred stock dividends and
 accretion.....................             (60)            (66)           (190)
                                   ------------    ------------    ------------
  Net income (loss) applicable
   to common stockholders......    $        (29)   $      1,417    $      1,147
                                   ============    ============    ============
Earnings per share of common
 stock:
 Primary:
   Income before cumulative
    effect of change in
    accounting principle.......    $        --     $       0.09    $       0.30
   Cumulative effect of change
    in accounting principle....             --             0.17             --
                                   ------------    ------------    ------------
Net income.....................    $        --     $       0.26    $       0.30
                                   ============    ============    ============
 Fully diluted:
   Income before cumulative
    effect of change in
    accounting principle.......    $        --     $       0.08    $       0.22
   Cumulative effect of change
    in accounting principle....             --             0.15             --
                                   ------------    ------------    ------------
Net income.....................    $        --     $       0.23    $       0.22
                                   ============    ============    ============
Weighted average number of
 shares outstanding:
  Primary......................           9,067           5,458           3,769
  Fully diluted................           9,067           6,404           5,946

                            See accompanying notes.

                            DATAMETRICS CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                           SERIES A
                         PARTICIPATING
                          CONVERTIBLE
                           PREFERRED
                             STOCK       COMMON STOCK
                         ------------- ----------------
                                                        ADDITIONAL                 TOTAL
                                        NUMBER           PAID-IN   ACCUMULATED STOCKHOLDERS'
                            AMOUNT     OF SHARES AMOUNT  CAPITAL     DEFICIT      EQUITY
                         ------------- --------- ------ ---------- ----------- -------------
                                          (IN THOUSANDS, EXCEPT SHARE DATA)
Balances at October 27,
 1991...................    $2,572     3,611,576  $36    $ 5,528     $(3,575)     $ 4,561
  Preferred stock
   dividends............       --            --   --         --         (190)        (190)
  Conversion of
   preferred stock......       (83)       71,000    1         82         --           --
  Issuance of common
   stock................       --         18,000  --          17         --            17
  Net income............       --            --   --         --        1,337        1,337
                            ------     ---------  ---    -------     -------      -------
Balances at October 25,
 1992...................     2,489     3,700,576   37      5,627      (2,428)       5,725
  Preferred stock
   dividends............       --            --   --         --          (66)         (66)
  Conversion of
   preferred stock......    (2,489)    2,129,000   21      2,468         --           --
  Issuance of common
   stock................       --      1,067,346   11      1,317         --         1,328
  Net income............       --            --   --         --        1,483        1,483
                            ------     ---------  ---    -------     -------      -------
Balances at October 31,
 1993...................       --      6,896,922   69      9,412      (1,011)       8,470
  Preferred stock
   accretion............       --            --   --         --          (60)         (60)
  Issuance of common
   stock................       --      2,361,530   24      5,196         --         5,220
  Net income............       --            --   --         --           31           31
                            ------     ---------  ---    -------     -------      -------
Balances at October 30,
 1994...................    $  --      9,258,452  $93    $14,608     $(1,040)     $13,661
                            ======     =========  ===    =======     =======      =======


                            See accompanying notes.

                            DATAMETRICS CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                     FISCAL YEARS ENDED
                                             -----------------------------------
                                             OCTOBER 30, OCTOBER 31, OCTOBER 25,
                                                1994        1993        1992
                                             ----------- ----------- -----------
                                                       (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...............................    $   31      $1,483      $1,337
  Adjustments to reconcile net income to
   net cash provided by (used in) operating
   activities:
    Cumulative effect of change in
     accounting principle..................       --         (938)        --
    Amortization of excess of acquired net
     assets over cost......................      (293)        (88)        --
    Depreciation...........................       552         680         659
    Loss (gain) on disposal of assets......        (6)         16           6
  Changes in assets and liabilities, net of
   effects from acquisition of Rugged
   Digital Systems, Inc. (RDS):
    Accounts receivable....................      (239)     (1,586)      1,349
    Inventory..............................      (995)        189         115
    Prepaid expenses.......................      (214)        174          97
    Accounts payable.......................      (751)      1,436        (272)
    Accrued commissions and payroll........      (234)       (143)        121
    Advance and progress payments from
     customers.............................       527        (216)       (702)
    Other accrued expenses.................        65        (152)        (94)
    Income taxes...........................      (325)       (291)       (461)
    Accrued warranty.......................       (90)        (50)         68
    Other..................................       180        (202)        (87)
                                               ------      ------      ------
  Net cash provided by (used in) operating
   activities..............................    (1,792)        312       2,136
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures for property and
   equipment...............................    (1,882)       (428)       (176)
  Cash received from acquisition of RDS,
   net.....................................       --          533         --
                                               ------      ------      ------
Net cash provided by (used in) investing
 activities................................    (1,882)        105        (176)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings on notes payable..............     4,100       8,150       8,370
  Payments on notes payable................    (4,650)     (7,460)     (9,587)
  Proceeds from the issuance of common
   stock...................................     5,220         100          17
  Payments on long-term debt...............       (85)       (889)       (533)
  Payments on capital lease obligations....      (122)        (77)         (6)
  Cash dividends on preferred stock........       --         (114)       (190)
                                               ------      ------      ------
Net cash provided by (used in) financing
 activities................................     4,463        (290)     (1,929)
Net increase in cash and cash equivalents..       789         127          31
Cash and cash equivalents at beginning of
 the year..................................       199          72          41
                                               ------      ------      ------
Cash and cash equivalents at end of the
 year......................................    $  988      $  199      $   72
                                               ======      ======      ======
Cash paid (received) during the year for:
  Interest, net............................    $   (1)     $   53      $  143
  Income taxes.............................      (186)        359         944
Noncash investing and financing activities:
  Accrued dividends on preferred stock.....       --          --           47
  Conversion of preferred stock to common
   stock...................................       --        2,489          83
  Issuance of capital lease obligations....       --          266          56
  Issuance of 982,000 shares for
   acquisition of RDS......................       --        1,228         --
  Exchange of Series B Preferred Stock for
   subordinated debt of RDS................       --          950         --
  Series B Preferred Stock escrow
   settlement..............................       (85)        --          --

                            See accompanying notes.

                            DATAMETRICS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                                OCTOBER 30, 1994

NOTE 1. SUMMARY OF SIGNIFICANT POLICIES

  Business. Datametrics Corporation, a Delaware corporation ("the Company"), is engaged primarily in the design, development, manufacture and sale of high-speed, non-impact printers; high-resolution, non-impact printer/plotters; and ruggedized computers and computer workstations. The Company's fiscal year ends on the last Sunday of each October.

  Basis of presentation. Certain prior year amounts have been reclassified to conform with the 1994 presentation.

  Revenue recognition. Revenues include both product sales and revenues applicable to long-term design and production contracts. A majority of revenues from product sales and long-term contracts are recorded as units are shipped. Revenues applicable to certain fixed-price, long-term contracts (principally design and development contracts) are recognized on the percentage-of-completion (cost-to-cost) method, whereby revenue is measured by relating costs incurred to total estimated costs. Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in sales in the proportion that incurred costs bear to total estimated costs. Any anticipated losses on contracts are charged to income when identified.

  The Company provides an accrual for future warranty costs at the time of revenue recognition based upon the relationship of prior year sales to actual warranty costs. The warranty for the Company's products generally covers defects in material and workmanship. The current accrual represents the average outstanding warranty of approximately nine months.

  Major customers. Approximately 85%, 69% and 72% of the Company's sales during fiscal years 1994, 1993 and 1992, respectively, were to various U.S. government agencies/Department of Defense under prime contracts or to prime contractors having sales to such agencies. Export sales to foreign customers amounted to $3,060,000 ($2,527,000 to Europe and $533,000 to the Pacific Rim) or 13% of
total sales in fiscal year 1993.

  Cash and cash equivalents. The Company considers securities purchased within three months of their date of maturity to be cash equivalents. Due to the short maturity of these instruments, carrying value on the Company's balance sheet approximates fair value.

  Inventory. Stockroom inventory is stated at the lower of cost (first-in, first-out) or market. The Company evaluates at least annually its stockroom inventory for potential obsolescence or excessive levels based upon backlog and forecasted usage. Contract inventory costs include purchased materials, direct labor and manufacturing overhead. General and administrative costs are expensed in the period incurred.

  Property and equipment. Depreciation and amortization of property and equipment are provided, using the straight-line method, over the following estimated useful lives:

     Machinery and equipment                     2 to 5 years
     Furniture, fixtures and computer equipment  3 to 8 years
     Leasehold improvements                      Shorter of the remaining term
                                                 of the lease or the life of the asset

  Net income per share. Primary net income per share is based on the weighted average number of shares of common stock outstanding and common stock equivalents after reducing net income by preferred stock dividends. Fully diluted net income per share additionally assumes the conversion of the outstanding convertible preferred stock and the elimination of the related dividend.

NOTE 2. ACQUISITION

  On August 10, 1993, the Company acquired Rugged Digital Systems, Inc. (Rugged Digital), a developer of ruggedized computers and computer workstations used primarily by the military. The acquisition was

                            DATAMETRICS CORPORATION

                                OCTOBER 30, 1994

accounted for as a purchase and accordingly, the purchase price and direct costs of the acquisition have been allocated to the respective assets and liabilities of Rugged Digital based upon their estimated fair values at the date of the acquisition. The excess of the fair value of the net assets acquired over the total purchase price was first allocated to reduce Rugged Digital noncurrent assets to zero. The remaining excess value is being amortized on a straight-line basis over three years, which represents management's estimate of the period of benefit. Accumulated amortization of the excess of fair value was $381,000 at October 30, 1994 and $88,000 at October 31, 1993.

  The purchase price for accounting purposes consisted of 982,000 shares of common stock at $1.25 a share ($1,228,000) and $432,000 of capitalized merger costs for a total price of $1,660,000.

  The operating results of Rugged Digital are included in the Company's results of operations from the date of acquisition. The following unaudited pro forma data presents the results of operations as if the acquisition had occurred at the beginning of fiscal 1993 and does not purport to be indicative of what would have occurred had the acquisition been made as of that date (in thousands except per share data):

      Sales............................................................ $33,067
      Income before cumulative effect of change in accounting
       principle....................................................... $   453
      Net income....................................................... $ 1,391
      Earnings per share of common stock:
      Primary:
        Income before cumulative effect of change in accounting
         principle..................................................... $   .06
        Net income..................................................... $   .21
      Fully diluted:
        Income before cumulative effect of change in accounting
         principle..................................................... $   .06
        Net income..................................................... $   .19
      Weighted average number of shares outstanding:
        Primary........................................................   6,195
        Fully diluted..................................................   7,141

NOTE 3. ACCOUNTS RECEIVABLE

  Accounts receivable consists of the following (in thousands):

                                                                 1994    1993
                                                                ------  ------
      U.S. government or its prime contractors:
        Amounts billed......................................... $3,931  $6,538
        Recoverable costs and accrued profits on progress
         completed, not billed.................................  2,935     613
                                                                ------  ------
                                                                 6,866   7,151
      Foreign, commercial and other............................  2,132   1,387
                                                                ------  ------
                                                                 8,998   8,538
      Less billed but uncollected progress payments............   (268)    (47)
                                                                ------  ------
                                                                $8,730  $8,491
                                                                ======  ======

                            DATAMETRICS CORPORATION

                                OCTOBER 30, 1994

NOTE 4. INVENTORY

  Inventory consists of the following (in thousands):

                                                                  1994    1993
                                                                 ------  ------
      Stockroom inventory....................................... $4,133  $3,640
      Contracts in process......................................  2,616   1,462
                                                                 ------  ------
                                                                  6,749   5,102
      Less progress payments received on contracts..............   (711)    (59)
                                                                 ------  ------
                                                                 $6,038  $5,043
                                                                 ======  ======

NOTE 5. INCOME TAXES

  Effective October 26, 1992, the Company changed its method of accounting for income taxes from the deferred method to the liability method of accounting for deferred income taxes with the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). The cumulative effect of adopting SFAS No. 109 was a one-time benefit to income of $938,000, or $0.17 per share on a primary basis, in the year ended October 31, 1993.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The primary components of the Company's net deferred tax assets are as follows (in thousands):

                                                                  1994    1993
                                                                 ------  ------
      Net operating loss carryforwards.......................... $1,258  $1,154
      General business credit carryforwards.....................    895     549
      Inventory accounting methods..............................    629     816
      Deferred compensation accounting methods..................     98     190
      Product warranty accruals.................................     79     150
      Other.....................................................     52     155
      Book over tax depreciation................................    --      398
                                                                 ------  ------
        Total deferred tax assets...............................  3,011   3,412
                                                                 ------  ------
      Tax over book depreciation................................    (76)    --
                                                                 ------  ------
        Total deferred tax liabilities..........................    (76)    --
                                                                 ------  ------
                                                                  2,935   3,412
      Valuation allowance for deferred tax assets............... (2,376) (2,376)
                                                                 ------  ------
        Net deferred tax assets................................. $  559  $1,036
                                                                 ======  ======

  Management has determined, based on the Company's carryback opportunities and historical and expected future earnings, that the Company will more likely than not recognize these net deferred tax assets.

  Net operating loss and tax credit carryforwards of $3,170,000 and $471,000, respectively, for federal income tax purposes will expire at various times between 1998 and 2005 and are the result of the Company's acquisition of Rugged Digital. This acquisition constituted an ownership change of Rugged Digital for federal income tax purposes. As a result of this ownership change, the amount of Rugged Digital's net operating loss carryforward generated prior to the ownership change that may be utilized against the Company's future taxable income will be limited to approximately $170,000 annually and will result in a portion of the net operating loss carryforward expiring prior to utilization.

                            DATAMETRICS CORPORATION

                                OCTOBER 30, 1994

  The provision for income taxes on income before the cumulative effect of a change in accounting principle is composed of the following (in thousands):

                                                                       LIABILITY
                                                    DEFERRED METHOD     METHOD
                                                    -----------------  ---------
                                                      1994     1993      1992
                                                    --------  -------  ---------
      Current:
        Federal....................................    $(469)    $ 60    $370
        State......................................       11      107     239
      Deferred:
        Federal....................................      369      204     (87)
        State......................................      108      (30)    (40)
                                                       -----     ----    ----
                                                       $  19     $341    $482
                                                       =====     ====    ====

  The components of the provision for deferred income taxes for the year ended October 25, 1992 are as follows:

      Revenue recognition under long-term contracts....................... $ 64
      Other, net..........................................................   63
                                                                           ----
                                                                           $127
                                                                           ====

  The following is a reconciliation of the difference between the actual provision for income taxes and the provision computed by applying the federal statutory tax rate on income before income taxes and cumulative effect of change in accounting principle (in thousands):

                                                              1994  1993  1992
                                                              ----  ----  -----
      Federal income tax computed at statutory rate.......... $17   $301  $ 618
      State income tax, net of federal benefits..............   3     51    109
      General business tax credit carryovers.................  --     --   (243)
      Other, net.............................................  (1)   (11)    (2)
                                                              ---   ----  -----
                                                              $19   $341  $ 482
                                                              ===   ====  =====

NOTE 6. DEBT

  The Company currently has a revolving line of credit agreement (the "Credit Agreement") with a bank, collateralized by substantially all the Company's assets, which allows the Company to borrow up to $3,000,000 at the bank's reference rate plus .25% (7.75% reference rate at October 30, 1994 and 6.0% reference rate at October 31, 1993).

  The Credit Agreement requires the Company to maintain certain financial ratios and restricts or limits the Company's ability to (i) create certain liens; (ii) convey, transfer or sell assets; (iii) make capital expenditures;
(iv) incur additional indebtedness; (v) redeem or repurchase any class of its stock; and (vi) pay dividends on its preferred or common stock. In addition, the Credit Agreement requires the Company to achieve net income on an annual basis and not incur losses in two consecutive quarters.

                            DATAMETRICS CORPORATION

                                OCTOBER 30, 1994

  The Credit Agreement was renewed on November 23, 1994 with the same terms and conditions and expires on January 31, 1995. The Company is currently in negotiations with several other banks and expects to enter into a new line of credit. There can be no assurance, however, that the Company will be able to obtain a new line of credit and, if so, on what terms. The balance outstanding at October 30, 1994 was $600,000. As of December 9, 1994 there were no outstanding balances against the Credit Agreement.

  In addition, on December 23, 1994, the Company borrowed approximately $925,000 at interest rates of 10.5%-10.8%, payable in monthly installments of approximately $30,000, including interest, over a three-year period. The borrowings are collateralized by furniture and fixtures with a net book value of $895,000 at October 30, 1994.

NOTE 7. LEASES

  The Company currently leases its building under an operating lease and leases various equipment under operating and capital leases. The building lease expires in fiscal 2004.

  Minimum future rental commitments under non-cancelable operating leases having remaining terms of one year or longer and capital leases for the twelve-month periods subsequent to October 30, 1994 are as follows:

                                                               OPERATING CAPITAL
      FISCAL YEAR                                               LEASES   LEASES
      -----------                                              --------- -------
                                                                (IN THOUSANDS)
       1995...................................................  $  636    $114
       1996...................................................     610      33
       1997...................................................     614     --
       1998...................................................     638     --
       1999...................................................     645     --
       Thereafter.............................................   3,114     --
                                                                ------    ----
                                                                $6,257     147
                                                                ======
       Less imputed interest..................................              (7)
                                                                          ----
       Present value of minimum capital lease payments........            $140
                                                                          ====

  Property and equipment under capital leases have a cost of $318,000 and an accumulated depreciation of $190,000 at October 30, 1994.

  Rental expenses charged to operations were $653,000, $704,000 and $675,000 for the fiscal years 1994, 1993 and 1992, respectively.

NOTE 8. PREFERRED STOCK

  An aggregate of 5,000,000 shares are currently authorized and the Board of Directors is authorized, without further action by the stockholders, to issue shares of preferred stock in one or more classes or series and to fix the designations, voting rights, liquidation preferences, dividend rights, conversion rights, rights and terms of redemption (including sinking fund provisions) and certain other rights and preferences of the preferred stock.

                            DATAMETRICS CORPORATION

                                OCTOBER 30, 1994

  The holders of Series A Preferred Stock were entitled to receive cumulative quarterly cash dividends at an annual rate of $0.0875 (7%) per share paid quarterly. During fiscal 1993, all shares outstanding were converted to common stock on a one-for-one-basis.

  During fiscal 1993, the Company issued 613,110 shares of Series B Redeemable Preferred Stock with a liquidation preference and redemption price of $1.75 per share in connection with its acquisition of Rugged Digital. The holders are not entitled to dividends. Certain of the Series B Redeemable Preferred Stockholders (the "Escrow Participants") placed 285,715 shares in escrow to cover certain indemnification claims, up to an amount of $500,000, that the Company might have arising out of the acquisition. The escrow agreement was scheduled to expire on August 10, 1994. On August 9, 1994, the Company submitted an indemnification claim to the Escrow Participants for approximately $720,000. The Escrow Participants have rejected a majority of the indemnification claim and the Company is pursuing its rights under the Rugged Digital acquisition agreement. The Escrow Participants have accepted approximately $85,000 of the claim, and 48,554 shares were released from escrow and returned to the Company. The balance of the shares continue to be held in escrow pending resolution of the remaining claims.

  The original holders of the Series B Redeemable Preferred Stock have a contractual right to receive warrants to purchase Datametrics Common Stock in the event that the Series B Redeemable Preferred Stock remains outstanding on August 10, 1995. The warrants would be exercisable on a one-for-one basis for shares of Datametrics common stock and in the aggregate would be exercisable for a number of shares of Datametrics common stock equal to 32.6% of the then-outstanding shares of Series B Redeemable Preferred Stock. The warrant exercise price would be $.50 per share. The Company currently intends to redeem all of the Series B Redeemable Preferred Stock before the right to receive warrants would be effective.

NOTE 9. STOCK OPTION PLANS AND WARRANTS

  At October 30, 1994, the Company has reserved 1,599,674 shares of its common stock for issuance pursuant to the exercise of options issued primarily under its incentive stock option plans.

  The Company has three incentive stock option plans and one non-qualified plan (1993 Directors' Stock Option Plan) described as follows:

  1982 Plan--This plan was adopted in 1982 and provided for the issuance of 200,000 shares of the Company's common stock.

  1986 Plan--This plan, as amended, was adopted in 1986 and provides for the issuance of 700,000 shares of the Company's common stock.

  1993 Plan--This plan was adopted by the Board of Directors in 1993 and provides for the issuance of 500,000 shares of the Company's common stock.

  1993 Directors' Stock Option Plan--This plan was adopted in 1994 and provides for the issuance of 400,000 shares of the Company's common stock.

  Both the 1982 and 1986 plans have similar terms. The plans were established for the granting of options to key employees at an exercise price not less than the fair market value on the date of the grant, as determined by the Board of Directors. The options become exercisable equally over 16 quarters from the date of grant and expire 10 years from the date of grant. The Company may grant the options during a 10-year period beginning on the date the plan originated.

                            DATAMETRICS CORPORATION

                                OCTOBER 30, 1994

  The 1993 plans differ from the earlier plans in that the options expire five years from the date of grant. The Directors' Stock Option Plan is similar to the 1993 plan but provides for the issuance of options to members of the Board of Directors.

  The following table summarizes the options exercisable and available for grant at October 30, 1994:

                                                     EXERCISABLE
                                                ----------------------
                                                                       AVAILABLE
                                                NUMBER   PRICE RANGE   FOR GRANT
                                                ------- -------------- ---------
      1982 Plan................................  91,550 $ .75 - 2.375       --
      1986 Plan................................ 499,462 $ .75 - 4.3125   27,800
      1993 Plan................................  63,025 $2.6875 - 3.25  103,000
      1993 Directors Plan......................  30,939 $        2.875  235,000

  Information on options under the Company's plans is as follows at October 30, 1994:

                                                  SHARES UNDER   OPTION PRICE
                                                     OPTION         RANGE
                                                  ------------ ----------------
      Outstanding at October 31, 1993............    810,404   $    .25 - $3.25
      Granted....................................    537,000    2.6875 - 4.3125
      Terminated.................................    (52,000)       .25 - 2.875
      Exercised..................................    (61,530)      .25 - 2.6875
                                                   ---------   ----------------
      Outstanding at October 30, 1994............  1,233,874   $   .25 - 4.3125
                                                   =========   ================

  The following table summarizes the options exercisable and available for grant at October 31, 1993:

                                                      EXERCISABLE
                                                  --------------------
                                                                       AVAILABLE
                                                  NUMBER  PRICE RANGE  FOR GRANT
                                                  ------- ------------ ---------
      1982 Plan.................................. 112,868 $.75 - 2.375      --
      1986 Plan.................................. 493,937 $.25 - 3.125      800
      1993 Plan..................................     --           --   150,000

  Information on options under the Company's plans is as follows at October 25, 1992:

                                                     SHARES UNDER OPTION PRICE
                                                        OPTION        RANGE
                                                     ------------ -------------
      Outstanding at October 25, 1992...............   757,750    $ .25 - 3.125
      Granted.......................................   170,000     1.435 - 3.25
      Terminated....................................   (32,000)     1.00 - 1.50
      Exercised.....................................   (85,346)    1.25 - 1.875
                                                       -------    -------------
      Outstanding at October 31, 1993...............   810,404    $  .25 - 3.25
                                                       =======    =============

  There are 170,000 shares of common stock reserved for issuance upon exercise of warrants sold for $0.001 per warrant to the underwriters of the Company's March 24, 1994 offering of common stock. The warrants are exercisable for a period of five years beginning March 24, 1995 and have a per-share exercise price equal to $3.15 (120% of the initial public offering price of $2.625).

                            DATAMETRICS CORPORATION

                                OCTOBER 30, 1994

NOTE 10. CONTINGENCIES

  The Company is, from time to time, the subject of claims and suits arising out of matters occurring during the operation of the Company's business. In the opinion of management, the liability, if any, under such current claims and suits would not materially affect the financial position or the results of the operations of the Company.

NOTE 11. EMPLOYEE BENEFIT PLANS

  The Company sponsors a defined contribution 401(k) plan, as amended, covering a majority of its employees. The plan allows eligible employees to contribute up to 17% of their gross salary. Company contributions are voluntary and at the discretion of the Board of Directors. There were no Company contributions in fiscal 1994. Company contributions amounted to $94,000 and $140,000 for fiscal years 1993 and 1992, respectively. Employees vest in Company contributions based upon their years of vesting service, as defined.

  In October 1989, the Company entered into agreements with two officers to provide deferred compensation benefits upon their retirement. The Company has accrued $229,000 and $324,000 at October 30, 1994 and October 31, 1993,
respectively, representing the net present value of the future benefits to be paid, of which $148,000 and $228,000, respectively, have been classified as long-term.

  During November 1994, the Company established a Supplemental Employee Retirement Plan (SERP), a defined benefit pension plan covering certain officers to whom the plan is offered. Normal retirement age is 65, but provision is made for earlier retirement. Benefits under the plan are generally payable for up to fifteen years after a participant's retirement. However, the participant may elect a lump-sum payment equal to 90% of the net present value of the benefit amount at the participant's retirement date. Although all necessary actuarial determinations are not complete, management does not believe that the adoption of the SERP will have a material effect on the financial position or future results of operations of the Company.

NOTE 12. QUARTERLY FINANCIAL DATA (UNAUDITED)

  Summarized quarterly financial data for 1994 and 1993 are as follows:

                                                   THREE MONTHS ENDED
                                          ------------------------------------
     1994                                 JANUARY 31 MAY 2  JULY 31 OCTOBER 30
     ----                                 ---------- ------ ------- ----------
                                                      (IN THOUSANDS,
                                                  EXCEPT PER SHARE DATA)
     Sales...............................   $5,634   $6,733 $5,873   $ 6,971
     Gross profit........................    1,685    2,392  1,926     2,303
     Net income (loss)...................     (242)      29     27       217
     Income (loss) per common share:
       Primary...........................   $(0.03)  $  --  $  --    $  0.02
       Fully diluted.....................   $(0.03)  $  --  $  --    $  0.02
     Weighted average number of common
      shares outstanding:
       Primary...........................    7,762    7,985  9,720    10,045
       Fully diluted.....................    7,762    7,985  9,720    10,045

                            DATAMETRICS CORPORATION

                   NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)

                                OCTOBER 30, 1994

                                                   THREE MONTHS ENDED
                                          -------------------------------------
     1993                                 JANUARY 31 MAY 2  AUGUST 1 OCTOBER 31
     ----                                 ---------- ------ -------- ----------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
     Sales...............................   $5,321   $5,406  $5,474    $7,783
     Gross profit........................    2,119    2,137   1,993     2,112
     Cumulative effect of change in
      accounting principle...............      938      --      --        --
     Net income..........................    1,185      175      79        44
     Income per common share:
       Primary...........................   $  .26   $  .03  $  .01    $  .01
       Fully diluted.....................   $  .19   $  .03  $  .01    $  .01
     Weighted average number of common
      shares
      outstanding:
       Primary...........................    4,375    5,351   5,147     7,025
       Fully diluted.....................    6,101    6,338   6,000     7,243

  Per share data may not always add to the total for the year because each figure is independently calculated.

                            DATAMETRICS CORPORATION

                                 BALANCE SHEETS
                                  (UNAUDITED)

                                                          APRIL 30, OCTOBER 30,
                                                            1995       1994
                                                          --------- -----------
                                                             (IN THOUSANDS)
                         ASSETS
Current assets:
  Cash and cash equivalents..............................  $   676    $   988
  Accounts receivable....................................    4,060      8,730
  Inventory..............................................    5,998      6,038
  Income taxes receivable................................      447        325
  Prepaid expenses.......................................      278        267
  Deferred tax asset.....................................      449        571
                                                           -------    -------
    Total current assets.................................   11,908     16,919
Property and equipment, at cost:
  Machinery and equipment................................    4,667      3,710
  Furniture, fixtures & computer equipment...............    2,430      2,172
  Leasehold improvements.................................      374        363
                                                           -------    -------
                                                             7,471      6,245
  Accumulated depreciation and amortization..............   (4,311)    (3,970)
                                                           -------    -------
  Net property and equipment.............................    3,160      2,275
Deferred tax assets......................................       64         64
Other assets.............................................      821        692
                                                           -------    -------
                                                           $15,953    $19,950
                                                           =======    =======
          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Note payable to bank...................................      --     $   600
  Accounts payable.......................................  $ 1,172      1,917
  Accrued commissions and payroll........................      578        845
  Accrued warranty.......................................      144        182
  Other accrued liabilities..............................      460        368
  Advance payments and progress payments on contracts....      286        538
  Current portion of capital lease and loan obligations..      514        108
                                                           -------    -------
    Total current liabilities............................    3,154      4,558
Capital lease obligations................................      117         32
Long term debt due after one year........................    1,369        --
Other long-term liabilities..............................      132        150
Deferred tax liability...................................       76         76
Excess of acquired net assets over cost..................      381        533
Series B redeemable preferred stock 613,110 shares
 authorized, 545,950 shares issued and outstanding
 in 1995 (564,556 in 1994) (liquidation preference
 and redemption price $955 in 1995 and $988 in 1994).....      939        940
Commitments and contingencies
Stockholders' equity:
  Common stock, $.01 par value--15,000,000 shares
   authorized; 9,417,582 shares issued and outstanding
   in 1995 (9,258,452 in 1994)...........................       94         93
  Additional paid-in capital.............................   14,813     14,608
  Accumulated deficit....................................   (5,122)    (1,040)
                                                           -------    -------
    Total stockholders' equity...........................    9,785     13,661
                                                           -------    -------
                                                           $15,953    $19,950
                                                           =======    =======

                            See accompanying notes.

                            DATAMETRICS CORPORATION

                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                FOR THE SIX
                                                                  MONTHS
                                                                   ENDED
                                                             -----------------
                                                             APRIL 30, MAY 1,
                                                               1995     1994
                                                             --------- -------
                                                              (IN THOUSANDS,
                                                                  EXCEPT
                                                              PER SHARE DATA)
Sales.......................................................  $ 7,348  $12,367
  Cost of sales.............................................    6,057    8,290
                                                              -------  -------
    Gross profit............................................    1,291    4,077
Operating expenses:
  Research & development....................................    2,646      975
  Selling, general & administrative.........................    2,806    3,528
                                                              -------  -------
                                                                5,452    4,503
                                                              -------  -------
    Loss from operations....................................   (4,161)    (426)
Interest expense, net.......................................       39       58
Amortization of excess of acquired
 net assets over cost.......................................     (152)    (141)
                                                              -------  -------
  Income (loss) before provision for income taxes...........   (4,048)    (343)
Provision (benefit) for income taxes........................        2     (130)
                                                              -------  -------
Net income (loss)...........................................   (4,050)    (213)
Preferred stock accretion...................................      (32)     (30)
                                                              -------  -------
  Net income (loss) applicable to common stockholders.......  $(4,082) $  (243)
                                                              =======  =======
Net income (loss) per share of common stock:                  $ (0.40) $ (0.03)
                                                              =======  =======
Weighted average number of shares outstanding:
  Primary...................................................   10,186    7,682
  Fully diluted.............................................   10,186    7,682




                            See accompanying notes.

                            DATAMETRICS CORPORATION

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                   FOR THE
                                                              SIX MONTHS ENDING
                                                              -----------------
                                                              APRIL 30, MAY 1,
                                                                1995     1994
                                                              --------- -------
                                                               (IN THOUSANDS)
Cash Flows from Operating Activities:
  Net loss...................................................  $(4,050) $  (213)
  Adjustments:
    Amortization of excess of acquired net assets............     (152)    (141)
    Depreciation and amortization............................      397      290
  Changes in balance sheet items:
    Accounts receivable......................................    4,670    2,963
    Inventory................................................       40     (528)
    Prepaid expenses.........................................      (11)     (21)
    Accounts payable.........................................     (745)  (1,222)
    Accrued commissions and payroll..........................     (267)    (446)
    Advance and progress payments from customers.............     (252)     464
    Other accrued liabilities................................       92      (72)
    Income taxes.............................................      --      (172)
    Other....................................................     (218)    (385)
                                                               -------  -------
Net cash provided by (used in) operating activities..........     (496)     517
Cash Flows from Investing Activities:
  Capital expenditures for property and equipment............   (1,084)    (189)
                                                               -------  -------
Net cash used in investing activities........................   (1,084)    (189)
Cash Flows from Financing Activities:
  Borrowings on notes payable................................      750    3,500
  Payments on notes payable..................................   (1,350)  (4,650)
  Proceeds from the issuance of common stock.................      206    5,192
  Borrowings of long-term debt...............................    1,841      --
  Payments on long-term debt.................................      (95)     --
  Payments on capital lease obligations......................      (84)     (68)
                                                               -------  -------
Net cash provided by financing activities....................    1,268    3,974
Net increase (decrease) in cash and cash equivalents.........     (312)   4,302
Cash and cash equivalents at the beginning of the period.....      988      199
                                                               -------  -------
Cash and Cash Equivalents at the End of the Period...........  $   676  $ 4,501
                                                               =======  =======
Cash paid during the period for:
  Interest...................................................  $    61  $    69
  Income Taxes...............................................      --        19
Noncash investing and financing activities:
  Accretion on preferred stock...............................       16       30
  Issuance of capital lease obligations......................      199      --

                            See accompanying notes.

                            DATAMETRICS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                                 APRIL 30, 1995
                                  (UNAUDITED)

NOTE 1. BASIS OF PRESENTATION

  Financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these condensed financial statements be read in conjunction with the statements and notes thereto included in the Company's latest Annual Report on Form 10-K filed with the Securities and Exchange Commission.

  The information reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of Management, necessary to present a fair statement of the results of operations for the interim periods. Much of the Company's business is longer term and involves varying development, production, and delivery schedules. Accordingly, results of a particular quarter or quarter-to-quarter comparisons of recorded sales and profits may not be indicative of future operating results or results for the fiscal year ending October 29, 1995.

  From our latest Annual Report on Form 10-K for which the following notes have been omitted: note (2) pertains to the acquisition; note (3) pertains to accounts receivable; note (4) pertains to inventory; note (5) pertains to income taxes; note (7) pertains to leases; note (8) pertains to preferred stock; note (9) pertains to stock option plans and warrants; note (10) pertains to contingencies; note (11) pertains to employee benefit plans; and note (12) pertains to quarterly financial data (unaudited).

  Inventories are stated at the lower of cost (first-in, first-out) or market and include materials, labor, and overhead.

  Inventories as of April 30, 1995 are as follows:

         Raw Material................................ $4,522,000
         Work-in Process.............................  1,476,000
                                                      ----------
                                                      $5,998,000
                                                      ==========

NOTE 2. DEBT

  The Company has entered into a revolving line of credit agreement (the "Credit Agreement") with a bank. The advance rate is eighty percent (80%) of eligible accounts receivable, plus eighty percent (80%) of eligible progress billings receivables, to a maximum of the progress billing receivables sublimit, which will not exceed the lesser of ten percent (10%) of eligible receivables or $500,000. The lending facility is capped at $7,000,000 and expires on March 4, 1996. The interest rate is prime plus .25%. The loan is secured by substantially all the Company's assets. There was no outstanding balance at April 30, 1995. As of May 17, 1995 the Company had borrowings outstanding of $1,200,000 under the Credit Agreement and remaining availability of approximately $1,000,000 under the terms of the Credit Agreement.

  The Credit Agreement requires the Company to maintain certain financial ratios and restricted or limited the Company's ability to (i) create certain liens, (ii) convey, transfer, or sell assets, (iii) incur additional indebtedness, (iv) redeem or repurchase any class of stock, and (v) pay dividends on its preferred or common stock. The Company is in compliance with all of its covenants.

                            Graphic Image Appendix
                            ----------------------

 1. The inside front cover of the Prospectus contains representations of the Company's CYMax logo above a photograph of the CYMax high-speed color digital printer. The phrase "Datametrics CYMax Series of high-speed color digital printers" appears below the photograph.

 2. In the center of the gatefold there is a photograph of the CYMax high-speed color digital printer with its lid raised. Also in the center of the gatefold is a collage of various representative color printer outputs, including price tags, merchandising labels, a jazz festival advertisement, a real estate flyer, a drawing of a commercial artist, a newsletter, bar charts and graphs, a personalized calendar, a happy birthday banner and a map. In the lower right hand corner of the gatefold are line drawings of the CYMax color printer and its four ribbon cartridges and a color laser printer with its consumable replacement parts.

 3. The inside back cover contains representations of the Company's CYMax and DmC logos and a photograph of a bengal tiger. The phrase "A new era in high speed color printing" appears below the photograph.

 4. Representations of The Company's DmC logo appear on the outside front and back covers of the Prospectus.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               -----------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Prospectus Summary........................................................   3
Risk Factors..............................................................   6
Use of Proceeds...........................................................  10
Price Range of Common Stock and Dividend Policy...........................  11
Capitalization............................................................  12
Selected Financial Data...................................................  13
Management's Discussion and Analysis of Results of Operations and
 Financial Condition......................................................  14
Business..................................................................  19
Management................................................................  31
Principal Stockholders....................................................  33
Description of Capital Stock..............................................  35
Shares Eligible for Future Sale...........................................  37
Underwriting..............................................................  38
Legal Matters.............................................................  39
Experts...................................................................  39
Additional Information....................................................  39
Incorporation of Certain Documents by Reference...........................  40
Index to Financial Statements............................................. F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               2,000,000 SHARES

                [LOGO OF DATAMETRICS CORPORATION APPEARS HERE]

                                 COMMON STOCK

                               -----------------

                                  PROSPECTUS

                               -----------------

                        PENNSYLVANIA MERCHANT GROUP LTD

                                CRUTTENDEN ROTH
                                 INCORPORATED

                                      , 1995

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is an itemized statement of expenses incurred in connection with this Registration Statement. All such expenses will be paid by the Company.

      Securities and Exchange Commission registration fee............. $  7,190
      NASD fee........................................................    2,418
      AMEX fee........................................................   17,500
      Legal fees and expenses.........................................  100,000
      Public accountants' fees and expenses...........................   50,000
      Printing and engraving expenses.................................   65,000
      Blue Sky fees and expenses......................................   10,000
      Miscellaneous expenses..........................................    2,892
                                                                       --------
          TOTAL                                                        $255,000
                                                                       ========

- --------
All of the above items except the registration fees are estimates.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  As authorized by the Delaware General Corporation Law, the Company's Restated Certificate of Incorporation and the Company's Restated By-Laws provide that no director of the Company will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholders to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

ITEM 16. EXHIBITS.

  The Exhibit Index is attached hereto on page E-1.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woodland Hills, State of California, on June 12, 1995.

                                          DATAMETRICS CORPORATION

                                          By
                                                /*/ Sidney E. Wing
                                            ___________________________________
                                                      Sidney E. Wing
                                               President and Chief Executive
                                                          Officer

  Each person whose signature appears below authorizes Sidney E. Wing and John
J. Van Buren and either of them, with full power of substitution and resubstitution, his true and lawful attorneys-in-fact, for him in any and all capacities, to sign any amendments (including post-effective amendments) to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission.


  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

      /*/ Garland S. White           Chairman of the Board           June 12, 1995
____________________________________
          Garland S. White

       /*/ Sidney E. Wing            President and Chief             June 12, 1995
____________________________________ Executive Officer, Director
           Sidney E. Wing            (Principal Executive
                                     Officer)

      /s/ John J. Van Buren          Senior Vice President and       June 12, 1995
____________________________________ Chief Financial Officer,
         John J. Van Buren           Treasurer (Principal
                                     Financial and Accounting
                                     Officer)

      /*/ Dann V. Angeloff           Director                        June 12, 1995
____________________________________
          Dann V. Angeloff

      /*/ Richard A. Foster          Director                        June 12, 1995
____________________________________
         Richard A. Foster

      /*/ Burton L. Kaplan           Director                        June 12, 1995
____________________________________
          Burton L. Kaplan
                                     Director
____________________________________
        Richard W. Muchmore

      /*/ Kenneth K. Zeiger          Director                        June 12, 1995
____________________________________
         Kenneth K. Zeiger

         John J. Van Buren                                           June 12, 1995
____________________________________
         *John J. Van Buren
          Attorney-in-fact


                                 EXHIBIT INDEX

  The following exhibits are filed as part of this Form S-2 Registration Statement or are incorporated herein by reference. Where an exhibit is incorporated by reference, the number which precedes the description of the exhibit indicates the document to which the cross-reference is made.

 EXHIBIT                                                           SEQUENTIAL
 NUMBERS                  DESCRIPTION OF EXHIBIT                    PAGE NO.
 -------                  ----------------------                   ----------
 1.1     Form of Underwriting Agreement (2).
 3.1     Restated Certificate of Incorporation of Registrant, as
         currently in effect (incorporated by reference to
         Exhibit 3.1 to Registrant's Form 8-K dated April 15,
         1987).
 3.2     Certificate of Designations, Preferences and Relative,
         Participating, Optional and Other Special Rights of
         Series B Preferred Stock and Qualifications,
         Limitations and Restrictions Thereof dated August 10,
         1993 (incorporated by reference to Exhibit 4.1 to
         Registrant's Form 8-K dated August 10, 1993).
 3.3     Bylaws of Registrant, as currently in effect
         (incorporated by reference to Exhibit 3.2 to
         Registrant's Form 10-K for the year ended October 28,
         1990).
 4.1     Form of Representatives' Warrant Agreement (2).
 5.1     Opinion of Latham & Watkins (1).
 10.3    Lease for Woodland Hills facility between the Company
         and Manufacturers Life Insurance Company dated as of
         December 19, 1993, as amended on August 31, 1994
         (incorporated by reference to Exhibit 10.2 to
         Registrant's Form 10-K for the year ended October 30,
         1994).
 10.4    Agreement between the Company and Sidney E. Wing dated
         March 17, 1989 (incorporated by reference to Exhibit
         10.4 to Registrant's Form 10-K for the year ended
         October 29, 1989).
 10.5    Deferred Compensation Agreement between the Company and
         Garland S. White dated October 18, 1989 (incorporated
         by reference to Exhibit 10.5 to Registrant's Form 10-K
         for the year ended October 29, 1989).
 10.6    Amended and Restated Agreement and Plan of Merger dated
         as of May 12, 1993 between Registrant and Rugged
         Digital Systems, Inc. ("Rugged Digital") (incorporated
         by reference to Exhibit 2 to Registrant's Form 8-K
         dated May 12, 1993).
 10.7    Escrow Agreement dated August 10, 1993 among the
         Registrant and others relating to the acquisition of
         Rugged Digital (incorporated by reference to Exhibit
         4.3 to Registrant's Form 8-K dated August 10, 1993).
 10.8    Debt Exchange Agreement dated August 10, 1993 among
         Registrant and debtholders of Rugged Digital
         (incorporated by reference to Exhibit 4.2 to
         Registrant's Form 8-K dated August 10, 1993).
 10.9    Security and Loan Agreement between Registrant and
         Imperial Bank executed March 21, 1995, as amended May
         15, 1995 (incorporated by reference to Exhibit 10.1 to
         Registrant's Form 10-Q for the period ended April 30,
         1995).
 10.10   Agreement between the Company and The Angeloff Company
         dated February 15, 1995 (incorporated by reference to
         Exhibit 10.2 to Registrant's Form 10-Q for the period
         ended April 30, 1995).
 21      List of Subsidiaries (2).
 23.1    Consent of Ernst & Young LLP, Independent Auditors (1).
 23.2    Consent of Latham & Watkins is contained in Exhibit 5.1
         (1).
 24.1    Power of Attorney (2).

 EXHIBIT                                                             SEQUENTIAL
 NUMBERS                   DESCRIPTION OF EXHIBIT                     PAGE NO.
 -------                   ----------------------                    ----------
 99.1    The Datametrics Employee Savings Plan and The Trust
         Agreement Pursuant To The Datametrics Employee Savings
         Plan (incorporated herein by reference to Exhibit 28 to
         Registrant's Registration Statement on Form S-8 filed on
         November 12, 1985
         (SEC File 33-1469)).
 99.2    The Amended and Restated 1993 Stock Option Plan of
         Datametrics Corporation (incorporated herein by reference
         to Exhibit 28.2 to Registrant's Form 10-K for the year
         ended October 31, 1993).
 99.3    The 1986 Stock Option Plan of Datametrics Corporation, as
         amended (incorporated herein by reference to Exhibit 28.1
         to Registrant's Registration Statement on Form S-8 filed
         on June 10, 1987 (SEC File No. 33-14969) and Exhibit 28.5
         to Registrant's Form 10-K for the year ended October 29,
         1988).
 99.4    The 1982 Stock Option Plan of Datametrics Corporation, as
         amended (incorporated herein by reference to Exhibit 28.2
         to Registrant's Registration Statement on Form S-8 filed
         on June 10, 1987 (SEC File No. 33-14969)).
 99.5    The 1993 Directors' Option Plan of Datametrics
         Corporation (incorporated by reference to Exhibit 28.5 to
         Registrant's Form 10-K for the year ended October 31,
         1993).
 99.6    Datametrics Corporation Supplemental Executive Retirement
         Plan and Master Trust Agreement (incorporated herein by
         reference to Exhibit 28.6 to Registrant's Form 10-K for
         the year ended October 30, 1994).

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(1) Filed herewith.

(2) Previously filed.